Industry Canada	Industrie Canada

Restated Certificate	Certificat
of Incorporation	de constitution à jour

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION	074605-3

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of incorporation of the above-named corporation were restated under section 180 of the Canada Business Corporations Act as set out in the attached restated articles of incorporation.
Je certifie que les statuts constitutifs de la société susmentionnée ont été mis a jour en vertu de l’article 180 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les statuts mis à jour ci-joints.

September 5, 2002 / le 5 septembre 2002

Director - Directeur	Effective Date of Restatement - Date d’entrée en vigueur de la mise à jour

Industry Canada Canada Business Corporations Act	Industrie Canada Loi Canadienne sur Les societes per actions	FORM 7 RESTATED ARTICLES OF INCORPORATION (SECTION 180)	FORMULE 7 STATUS CONSTITUTIFS MIS A JOUR (ARTICLE 180)

1. Name of corporation Denomination sociale de la societe	Corporation No. No. de la societe

Brookfield Properties Corporation	0746053

2. The place in canada where the registered office is situated	Lieu au Canada ou est situe le siege social
Province of Ontario

3. The classes and any maximum number of shares that the corporation is authorized to issue	Categories et tout nombre maximal d’actions que la societe est autorisee à emettre
Unlimited number of Class A preference shares, 2,050,000 Class A preference shares Series A, 4,262,000 Class A preference shares Series B, 6,000,000 Class AA preference shares, 1,200,000 Class AA preference shares Series A, 400,000 Class AA preference shares Series B, 400,000 Class AA preference shares Series C, 400,000 Class AA preference shares Series D, 2,000,000 Class AA preference shares Series E, unlimited number of Class AAA preference shares, 3,000,000 Class AAA preference shares Series A, 3,000,000 Class AAA preference shares Series B, 3,000,000 Class AAA preference shares Series C, 3,000,000 Class AAA preference shares Series D, 12,000,000 Class AAA preference shares Series E and unlimited number of common shares with the right, privileges, restrictions and conditions as set forth in the attached Schedules A-K.

4. Restrictions, if any on shares transfers N/A	Restrictions sur le transfert des actions, s’il y a lieu

5. Number (or minimum and maximum number) of directors	Nombre (au nombre minimal at maximal) d’administrateurs
Minimum of 4; maximum of 15

6. Restrictions, if any on business the corporation may carry on No restrictions	Limites imposees a l’activite commerciale de la societe s’il y a lieu

7. Other provisions, if any	Autres dipositions, s’il y a lieu

See attached Schedule L

The foregoing restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Signature	Date	FOR DEPARTMENTAL USE ONLY

/s/ STEVE DOUGLAS	05/09/02	Filed September 06, 2002

Title — Titre		Deposee
EVP & CFO

SCHEDULE A
1. CLASS A PREFERENCE SHARES
          The Class A preference shares shall carry and be subject to the following rights, conditions and limitations that is to say:
1.1. The holders of the Class A preference shares shall be entitled to receive dividends as and when declared by the Directors. Such dividends shall be payable by cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada (far northern branches excepted) in half-yearly instalments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1 respectively. If on any dividend payment date the Corporation shall not have paid the said dividends in full on all Class A preference shares then issued and outstanding, such dividends or the unpaid part thereof shall be paid on a subsequent date or dates, in priority to dividends on any other shares of the Corporation and no dividends shall be declared or paid on or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart.
1.2. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the Class A preference shares shall be entitled to receive the sum of $2.50 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such distribution, in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class A preference shares and such holders, shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
1.3. The Corporation may, in the manner hereinafter provided, redeem all or from time to time any part of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed, of the sum of S2.50 per share together with all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such redemption.
1.4. Before redeeming any Class A preference shares, the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of Class A preference shares to be redeemed, notice of the intention of the Corporation to redeem such Class A preference shares held by such registered holder, such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not appearing on the books of the Corporation, then to the last known address of such holder, at least thirty (30) days before the date specified for redemption, provided, however, that the accidental failure to give such notice to one or more such holders shall not affect the validity of such redemption as to the other such holders. Such notice shall set out the redemption price, the date on which redemption is to take place and, if part only of the Class A preference shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. In case a part only of the then outstanding Class A preference shares is at any time to be redeemed, the Class A preference shares so to be redeemed shall be selected by lot, at the discretion of the Directors, shall be redeemed pro rata disregarding fractions. On and after the date so specified for redemption the Corporation shall pay or cause to be paid the redemption price to the registered holders of the Class A preference shares to be redeemed, on presentation and surrender of the certificates for the Class A preference shares so called for redemption at the head office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such Class A preference shares shall thereupon be cancelled, and the redemption of the shares represented thereby shall thereupon be and be deemed to be complete. From and after the date specified for redemption in such notice, the holders of such Class A preference shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights, in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights, of the holders of such Class A preference shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the redemption price of Class A preference shares called for redemption with any trust company or chartered bank in Canada specified in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such Class A preference shares called for redemption upon presentation and surrender of the certificate representing the same and, upon such deposits being made, the Class A preference shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective Class A preference shares against presentation and surrender of the certificates representing such Class A preference shares.
1.5. The Corporation shall have the right at its option at any time and from time to time to purchase (if obtainable) the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders addressed to all holders of record of the Class A preference shares outstanding at the lowest price at which, in the opinion of the Directors of the Corporation, such shares are obtainable, but not exceeding the amount paid thereon, together with costs of purchase and all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such purchase, the shares so tendered shall be purchased by lot in such manner as the Directors in their discretion shall decide, or, if the Directors so determine, shall be purchased pro rata, disregarding fractions.
1.6. Commencing with the fiscal period ending June 30,1979 the Corporation shall undertake to purchase for cancellation or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares at such time or times in each fiscal year as in its discretion it shall determine at the price of $2.50 per share, together with costs of purchase and all unpaid cumulative dividends whether or not earned or declared, which shall have accrued thereon, and which for such purposes shall be treated as accruing up to the date of such purchase.

1.7. The holders of the Class A preference shares shall be entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held.
1.8. The Class A preference shares shall consist of two series, namely Series A and Series B and no other series may be designated.
2. CLASS AA PREFERENCE SHARES
       The Class AA Preference shares shall as a class carry and be subject to the following rights, restrictions, conditions and limitations that is to say;
2.1. The Class AA preference shares may be issued at any time or from time to time in one or more series with such preferred deferred or other special rights, restrictions, conditions, limitations or designations attaching thereto including, without limiting the generality of the foregoing, such rates of cumulative preferred dividends, redemption price, conversion rights (if any), sinking or purchase fund (if any), retraction provisions (if any) and provisions for the amendment of such rights, restrictions, conditions, limitations or designations (the whole subject to the preferences, priorities, rights, conditions, limitations and restrictions attaching to the Class AA preference shares as a class) as shall be prescribed from time to time before issuance by any resolution providing for the issue of the Class AA preference shares of any series which may be passed by the directors of the Corporation.
2.2. The preferences, priorities and rights attaching to the Class AA preference shares shall be subject and subordinate to those attaching to the Class A preference shares of the Corporation, but only to the extent that they may conflict therewith.
2.3. The Class AA preference shares of each series shall rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
2.4. Subject to the provisions of section 2.2 hereof, the holders of the Class AA preference shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed, cumulative, preferential, cash dividends at such rates and payable at such intervals as shall have been prescribed for each series. Such dividends shall accrue from such date as may in the case of each series be determined by the Directors of the Corporation, or in case no date be so determined, then from the date of issue thereof, Cheques of the Corporation, payable at par at any branch in Canada of a chartered bank from time to time selected by the Directors of the Corporation, shall be issued in respect of such dividends (less any taxes required to be deducted) and payment thereof shall satisfy such dividends. With respect to each series of Class AA preference shares, dividends shall be paid to the registered holders appearing on the register at the close of business on such a day preceding the day fixed for the payment of dividends as may be determined from time to time by the Directors of the Corporation.
2.5. Subject to the provisions of section 2.2 hereof, and the provisions relating to any particular series the Corporation shall have the right at its option at any time and from time to time to purchase (if obtainable) the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders addressed to all holders of record of the Class AA preference shares outstanding at the lowest price at which, in the opinion of the Directors of the Corporation, such shares are obtainable, but not exceeding the amount paid thereon, together with costs of purchase and all unpaid cumulative dividends, whether or not earned or declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the date of such purchase; provided that, if more Class AA preference shares are tendered in response to such invitation than the Corporation is willing to purchase, the shares so tendered shall be purchased by lot in such manner as the Directors in their discretion shall decide or, if the Directors so determine, shall be purchased pro rata, disregarding fractions.
2.6. Subject to the provisions of section 2.2 hereof, and the provisions relating to any particular series the Corporation shall before redeeming any Class AA preference shares mail to each person who, at the date of such mailing, is a registered holder of Class AA preference shares to be redeemed, notice of the intention of the Corporation to redeem such Class AA preference shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not appearing on the books of the Corporation, then to the last known address of such holder, at least thirty (30) days before the date specified for redemption, provided, however, that the accidental failure to give such notice to one or more such holders shall not affect the validity of such redemption as to the other such holders. Such notice shall set out the redemption price, the date on which redemption is to take place and, if part only of the Class AA preference shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. In case a part only of the then outstanding Class AA preference shares is at any time to be redeemed, the Class AA preference shares so to be redeemed shall be selected by lot or, at the discretion of the Directors, shall be redeemed pro rata disregarding fractions. On and after the date so specified for redemption the Corporation shall pay or cause to be paid the redemption price to the registered holders of the Class AA preference shares to be redeemed, on presentation and surrender of certificates for the Class AA preference shares so called for redemption at the head office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such Class AA preference shares shall thereupon be cancelled, and the redemption of the shares represented thereby shall thereupon be and be deemed to be complete. From and after the date specified for redemption in such notice, the holders of such Class AA preference shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such Class AA preference shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the redemption price of the Class AA preference shares called for redemption with any trust company or chartered bank in Canada specified in the notice of redemption, to be paid, without interest, to or to the order of the respective holders of such Class AA preference shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposits being made, the Class AA preference shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price applicable to their respective Class AA preference shares against presentation and surrender of the certificates representing such Class AA preference shares.
2.7. The redemption price for each of the Class AA preference shares so redeemed shall be payable in lawful money of Canada and shall be at such price and with such premium thereon, if any, as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of such series plus an amount equal to all accrued but unpaid preferential dividends whether or not earned or declared (which for such purpose shall be calculated as if such dividends were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date fixed for redemption).
2.8. In the event of liquidation, dissolution or winding up the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares shall, subject to the provisions of section 2.2 hereof, be entitled to receive the amount paid on such shares together with all unpaid dividends (which dividends, for such purpose, shall be calculated as if they were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date of distribution) in priority to any distribution to the holders of the common shares or any shares of any other class ranking junior to the Class AA preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
2.9. Subject to the Canada Business Corporations Act the holders of the Class AA preference shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation from time to time shall fail to pay in the aggregate 8 quarterly dividends on the Class AA preference shares of any one series on the dates on which the same should be paid according to the terms thereof whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends. Thereafter but only so long as any dividends on the Class AA preference shares or any series remain in arrears the holders of the Class AA preference shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and shall be entitled to 1 vote in respect of each Class AA preference share held.
3. COMMON SHARES
       The common shares shall as a class carry and be subject to the following rights, restrictions, conditions and limitations that is to say:

3.1. The holders of the common shares shall be entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each common share held.
3.2. The holders of the common shares shall be entitled to receive any dividends declared thereon by the board of directors of the Corporation.
3.3. In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among the shareholders by way of return of capital, the holders of the common shares shall be entitled to receive after distribution to the holders of the Class A preference shares and the Class AA preference shares the remaining property of the Corporation.
4. CLASS A PREFERENCE SHARES, SERIES A
          The first series of Class A preference shares shall be designated as Series A and, in addition to the rights, restrictions, conditions and limitations attaching to the Class A preference shares as a class, shall have the following rights, restrictions, conditions and limitations that is to say:
4.1. Series A shall consist of 2,050,000 Class A preference shares and no more;
4.2. The holders of the Class A preference shares, Series A shall be entitled to receive fixed preferential, cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon. With respect to any Class A preference shares, Series A issued up to March 1, 1979, the dividends shall accrue and be cumulative from the first day of December 1978 and such holders with respect to the first dividend payment due on March 15,1979 shall be entitled to receive an additional amount equal to 4.6875 cents per share. With respect to any Class A preference shares, Series A issued after March 1,1979, dividends shall accrue and be cumulative from the record date immediately preceding such issue.
5. CLASS A PREFERENCE SHARES, SERIES B
          The second series of Class A preference shares shall be designated as Series B and, in addition to the rights, restrictions, conditions and limitations attaching to the Class A preference shares as a class, shall have the following rights, restrictions, conditions and limitations that is to say;
5.1. Series B shall consist of 4,262,000 Class A preference shares and no more;
5.2. The holders of the Class A preference shares, Series B shall be entitled to receive fixed preferential, cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon. Such dividends shall accrue and be cumulative from the first day of March, 1979.
6. CLASS AA PREFERENCE SHARES, SERIES A
          The first series of Class AA preference shares shall be designated as Series A and, in addition to the rights, restrictions, conditions and limitations attaching to the Class AA preference shares as a class, shall have the following rights, restrictions, conditions and limitations that is to say:
6.1. Series A shall consist of 1,200,000 Class AA preference shares and no more;
6.2. The fixed, preferential, cumulative cash dividends payable on the Class AA preference shares, Series A shall be a percentage rate equal to ½ plus ½ of the Mercantile Bank of Canada’s prime lending rate as calculated on a daily basis, payable half-yearly on January 31 and July 31 until June 30, 1981. Thereafter the Corporation shall establish a dividend rate subject to the approval of the holders of the Class AA preference shares, Series A as provided in the Canada Business Corporations Act failing which rate shall be 12% per annum or the fluctuating rate of 1% over the Mercantile Bank of Canada’s best lending rate, whichever is higher, payable half-yearly on January 31 and July 31 and in such event the Corporation shall repurchase at an amount equal to the price paid thereon, together with all accrued and unpaid dividends on the Class AA preference shares, Series A, 7,500 Class AA preference shares, Series A each October 30, January 31, April 30 and July 31 commencing October 31, 1981.
6.3. The Corporation shall have the right at its option, from time to time, upon three months prior written notice to redeem the whole or any part of the Class AA preference shares, Series A at an amount equal to the price paid thereon together with all accrued and unpaid dividends on the Class AA preference shares, Series A to be redeemed to the date fixed for redemption. In case a part only of the then outstanding Class AA preference shares, Series A is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, may be redeemed pro rata, disregarding fractions.

SCHEDULE B
CLASS AA PREFERENCE SHARES, SERIES B
          There is hereby created a series of 400,000 Class AA preference shares designated Class AA preference shares, Series B (herein referred to as the “Class AA, Series B Shares”) to carry and be subject as a series to the following rights, privileges, restrictions and conditions in addition to those attaching to the Class AA preference shares as a class:
1. The Class AA, Series B Shares shall be issued for a cash consideration of Twenty-five Dollars ($25.00) per share.
2. Subject to the provisions of section 2.2 of Schedule A, the holders of the Class AA, Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends at the Annual Floating Rate expressed on a per annum basis, such rate to be applied to an amount of Twenty-five Dollars ($25.00) per share. Dividends on the Class AA, Series B Shares shall accrue on a day-to-day basis from the date of issue thereof, shall be calculated on the basis of a 365-day year or a 366-day year, as the case may be, for the actual number of days elapsed and shall be payable in Canadian currency, quarterly, on April 30, July 31, October 31 and January 31 of each year (which dates are herein referred to collectively as “Dividend Payment Dates” and individually as a “Dividend Payment Date”), the first Dividend Payment Date to be July 31, 1979. At the time of payment of each dividend the Corporation shall furnish to the holders of the Class AA, Series B Shares particulars of its calculation of the rate of such dividend.
3. For the purposes hereof, the following terms shall have the following respective meanings:
3.1.	“Mercantile’s Best Lending Rate” for any business day means the rate of interest, expressed on a per annum basis, quoted by La Banque Mercantile du Canada, as at the Close of Business, as being charged by it on commercial demand loans payable in Canadian dollars to its commercial customers in Canada having the highest credit rating;

3.2.	“Close of Business” means the normal closing hour of La Banque Mercantile du Canada in Montreal, Quebec;

3.3.	“Rate” for a particular Dividend Payment Date means the rate of interest, expressed on a per annum basis, rounded to the nearest one-hundredth of one per cent (0.01%) equal to the quotient obtained by dividing the sum of the Mercantile’s Best Lending Rates in respect of each business day of the quarterly period preceding such Dividend Payment Date by the number of business days in such quarterly period;

3.4. “Annual Floating Rate” expressed on a per annum basis in respect of each Dividend Payment Date means, subject to Article 9, the aggregate of:
(a)	one-half (1/2) of the Rate for the particular Dividend Payment Date, plus

(b)	one and one-half per cent (1 -1/2%).
4. The Corporation shall have the right at its option, on any Dividend Payment Date occurring after June 30, 1982, upon three (3) months’ prior written notice or, at any time after the introduction of legislation containing an amendment contemplated by Article 9 hereof, upon thirty (30) days’ prior written notice, to redeem the whole or any part of the Class AA, Series B Shares at a redemption price per share of Twenty-five Dollars (S25.00) together with all accrued and unpaid dividends, whether or not earned or declared, which shall have accrued on the Class AA, Series B Shares to and including the date fixed for redemption. In case a part of the then outstanding Class AA, Series B Shares is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Directors of the Corporation in their discretion shall decide or, if the Directors of the Corporation so determine, may be redeemed, pro rata, disregarding fractions.
          Any redemption contemplated by this Article 4 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class. Notice of any redemption shall be given in writing by the Corporation to each holder of Class AA, Series B Shares to be redeemed at least three (3) months’ prior to the date fixed for redemption setting out the number of shares held by such holder which are to be redeemed, the date on which such redemption is to take place and the redemption price; provided, however, that accidental failure to give such notice to one (1) or more of such holders, who shall not in the aggregate hold more than ten per cent (10%) of the issued and outstanding Class AA, Series B Shares, shall not affect the validity of such redemption as to the other holders, but upon such failure being discovered notice shall be given forthwith and shall have the same force and effect as if given in due time.
          If a part only of the preference shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series B Shares so redeemed shall not be re-issued by the Corporation.
5. To the extent permitted by law, and subject to the provisions of section 2.2 of Schedule A and the provisions hereinafter contained, the Corporation shall, commencing on April 30, 1982 and each and every year thereafter on each subsequent anniversary of such date (which date and anniversaries thereof are herein referred to collectively as “Redemption Dates” and individually as a “Redemption Date”), redeem five per cent (5%) of the Class AA, Series B Shares issued and outstanding on the particular Redemption Date at a price per share equal to Twenty-five Dollars ($25.00) together with an amount equal to all dividends accrued and unpaid thereon, whether or not earned or declared, which shall have accrued on the Class AA, Series B Shares to and including the particular Redemption Date.

          Any redemption contemplated by this Article 5 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class.
          The shares so to be redeemed shall be redeemed pro rata disregarding fractions and not by lot.
          A holder of the Class AA, Series B Shares may, within fifteen (15) days of its receipt of a notice of redemption contemplated by this Article 5, notify the Corporation in writing of its desire to waive, for one year at a time, the obligation of the Corporation to redeem Class AA, Series B Shares on the particular Redemption Date and, provided the Corporation shall have received waiver(s) with respect to a particular Redemption Date from holder(s) representing not less than two-thirds (2/3rds) in number of the issued and outstanding Class AA, Series B Shares at the particular time, the Corporation shall not redeem any of the Class AA, Series B Shares that would otherwise have been redeemed on the particular Redemption Date; provided, however, that the Corporation shall be required to redeem the Class AA, Series B Shares in respect of which the requisite waiver(s) has been given on the next following Redemption Date in addition to the number of Class AA, Series B Shares that the Corporation is obligated to redeem on such date in accordance with the first paragraph of this Article 5.
          If a part only of the preference shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series B Shares so redeemed shall not be re-issued by the Corporation.
6. To the extent permitted by law, and subject to the provisions of section 2.2 of Schedule A, the Corporation shall, on December 31, 1989, redeem all of the Class AA, Series B Shares issued and outstanding on such date at a price per share equal to Twenty-five Dollars ($25.00) together with all accrued and unpaid cumulative dividends, whether or not earned or declared, which shall have accrued on the Class AA, Series B Shares to and including such redemption date.
          The redemption contemplated by this Article 6 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class.
          If prior to the mailing of the notice of redemption contemplated by this Article 6, the Corporation determines that it will not be permitted, by insolvency or other provisions of applicable law, to redeem all the Class AA, Series B Shares then outstanding, the Corporation shall include in such notice a statement of the maximum number of Class AA, Series B Shares which it then believes it will be permitted to redeem; provided that, if the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all of the Class AA, Series B Shares would be contrary to any insolvency provisions or other provisions of applicable law, the Corporation shall be obligated to redeem Class AA, Series B Shares only to the extent of the maximum sum of money that may be so applied (rounded to the next lower multiple of Twenty-Five Dollars ($25.00)) without being contrary to such provisions. In such case the Corporation shall pay to each holder of Class AA, Series B Shares that holder’s pro rata share of the moneys available as aforesaid and shall issue and deliver to each such holder a new share certificate, at the expense of the Corporation, representing the Class AA, Series B Shares not redeemed. If the Corporation fails to redeem, because of insolvency provisions or other provisions of applicable law, all of the Class AA, Series B Shares in accordance with the first paragraph of this Article 6, then as soon as reasonably feasible after the Corporation is no longer prevented, by insolvency or other provisions of applicable law, from redeeming the remaining outstanding Class AA, Series B Shares, the Corporation shall redeem such shares and shall send written notice to all holders thereof that the redemption of such shares by the Corporation shall take place on a date which is not less than thirty (30) days subsequent to the date of such notice, such redemptions to continue as aforesaid until all remaining outstanding Class AA, Series B Shares have been redeemed.
7. So long as any of the Class AA, Series B Shares are outstanding, the Corporation shall not, without the approval of the holders of the Class AA, Series B Shares as hereinafter specified:
(i)	issue any shares ranking senior to or on a parity with the Class AA, Series B Shares, or

(ii)	redeem or purchase for cancellation any shares of the Corporation except for the Class A preference shares, Series A and Class A preference shares, Series B issued and outstanding as of this date.
8. In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders, other than by way of dividends paid while the Corporation is a going concern out of moneys of the Corporation properly applicable to the payment of dividends, the holders of the Class AA, Series B Shares shall, subject to the provisions of section 2.2 of Schedule A, be entitled to receive the sum of Twenty-five Dollars ($25.00) per share together with an amount equal to all dividends accrued and unpaid thereon (which dividends, for such purpose, shall be calculated as if they were accruing from day to day for the period from the expiration of the last period for which dividends have been paid up to and including the date of distribution) before any distribution shall be made to the holders of the common shares of the Corporation or any shares of any other class ranking junior to the Class AA preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
9. In the event of any amendment to the Income Tax Act (Canada) or to any other legislation of Canada or of any province of Canada which imposes tax on income, including an amendment to the regulations under any such legislation, other than an amendment to the general tax rate for corporations levied on “taxable income” (as that term is defined in the relevant tax legislation as in force at the time of the making of the amendment) of corporations or a class of corporations, is made which affects the income tax treatment of dividends on the Class AA, Series B Shares received or receivable by a holder of Class AA, Series B Shares which is a “taxable Canadian corporation” and a “public corporation” but is not a “mutual fund corporation” (as those terms are defined in the Income Tax Act (Canada) as in force at the time of the making of the amendment) or which affects the income tax treatment of the interest charges (the “Corresponding Interest Charges”) payable by such holder on funds which are deemed to have been borrowed in order to finance the purchase of the Class AA, Series B Shares by such holder, in any manner which has the effect of lowering the holder’s effective after-tax return on dividends received on the Class AA, Series B Shares, based on the issue price of Twenty-five Dollars ($25.00) per share and after taking into account all income taxes levied on the dividends on such shares received by such holder and the income tax treatment of the Corresponding Interest Charges, the Annual Floating Rate in respect of each Dividend Payment Date falling on or subsequent to the effective date of such amendment shall, notwithstanding section 3.4, mean the Rate for the particular Dividend Payment Date and the first dividend which shall be paid on the first Dividend Payment Date falling subsequent to the date on which such amendment is enacted into law shall consist of the regular quarterly dividend accrued to such Dividend Payment Date calculated at the Rate together with an additional dividend equal to the aggregate amount, if any, by which the dividends that would have accrued on such Class AA, Series B Shares calculated at the Rate during the period commencing on the date upon which the relevant tax amendment commenced to affect accruing dividends on the Class AA, Series B Shares and terminating on the immediately prior Dividend Payment Date would have exceeded the dividends actually paid on the Class AA, Series B Shares during such period.
          In the event that the Class AA, Series B Shares are redeemed, in whole or in part, by the Corporation on a date which is on or subsequent to the introduction of legislation containing an amendment contemplated by this Article 9 and which is prior to the date on which such amendment is enacted into law (“Date of Enactment”), the tenth day following the Date of Enactment shall for the purposes hereof be deemed to be a Dividend Payment Date and the Corporation shall pay to the holder(s) of the Class AA, Series B Shares, at the time of such redemption, on such Dividend Payment Date an additional dividend equal to the aggregate amount, if any, by which the dividends that would have accrued on such Class AA, Series B Shares calculated at the Rate during the period commencing on the date upon which the relevant tax amendment commenced to affect accruing dividends on the Class AA, Series B Shares and terminating on the date of the aforesaid redemption would have exceeded the dividends actually paid on the Class AA, Series B Shares during such period.
10. Subject to the provisions of the Canada Business Corporations Act, the provisions contained in Articles 1 to 9, in Article 11 and in this Article may be repealed or amended in whole or in part, but only with the approval of the holders of the Class AA, Series B Shares given as hereinafter specified.
11. The approval of the holders of the Class AA, Series B Shares as to any and all matters hereinbefore referred to may be given in writing by the holders of at least two-thirds (2/3rds) of the outstanding shares of such series or by resolution passed or by-law sanctioned at a meeting of holders of shares of such series duly called for the purpose and held upon at least twenty-one (21) days’ notice at which the holders of at least a majority of such shares are present or represented by proxy and carried by not less than two-thirds (2/3rds) of the votes cast on a poll at such meeting. If at any such meeting the holders of a majority of such shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than fifteen (15) days later and to such time and place as may be appointed by the chairman of the meeting and at least ten (10) days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Class AA, Series B Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by not less than two-thirds (2/3rds) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Class AA, Series B Shares referred to above. Any meeting of the holders of the outstanding Class AA, Series B Shares may be held at any time and for any purpose, without notice, if all holders of the Class AA, Series B Shares entitled to vote at the meeting are present or represented by proxy or waive notice of the meeting in writing. For the purposes of waiver of notice, the words “in writing” shall, without limitation, include the sending of a telegram, telex, cable or any other form of written communication by a shareholder. Any holder may waive notice of any meeting either before or after the meeting is held.
          Irregularities in the notice or in the giving thereof as well as the accidental omission to give notice of any meeting to, or the non-receipt of any notice by, one (1) or more holders of Class AA, Series B Shares, who shall not in the aggregate hold more than ten per cent (10%) of the issued and outstanding Class AA, Series B Shares, shall not invalidate any action taken at any meeting.
          At any meeting of the holders of Class AA, Series B Shares each holder of such shares shall be entitled to one (1) vote in respect of each such share held by him.
          The formalities to be observed with respect to the giving of notice of any meeting of holders of Class AA, Series B Shares and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to the meetings of shareholders.

SCHEDULE C
CLASS AA PREFERENCE SHARES, SERIES C
          There is hereby created a series of 400,000 Class AA preference shares designated Class AA preference shares, Series C (herein referred to as the “Class AA, Series C Shares”) to carry and be subject as a series to the following rights, privileges, restrictions and conditions in addition to those attaching to the Class AA preference shares as a class;
Issue Price
1. The Class AA, Series C Shares shall be issued for a cash consideration of Twenty-five Dollars ($25.00) per share.
Dividends
2. (a) Subject to the provisions of section 2.2 of Schedule A, the holders of the Class AA, Series C Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends at the Annual Floating Rate, such rate to be applied to an amount of Twenty-five Dollars ($25.00) per share. Dividends on the Class AA, Series C Shares shall accrue on a day-to-day basis and shall be cumulative from and including the date of issue thereof, shall be calculated on the basis of a 365-day year or a 366-day year, as the case may be, for the actual number of days elapsed and shall be calculated on each Dividend Payment Date and shall be payable, quarterly, on each Dividend Payment Date commencing October 31, 1980. Cheques of the Corporation in Canadian currency payable at par at the main branch of the Corporation’s bankers in Toronto shall be issued in respect of such dividends and shall be delivered to each holder of Class AA, Series C Shares on or before each Dividend Payment Date. At the time of payment of each dividend the Corporation shall furnish to the holders of the Class AA, Series C Shares particulars of its calculation of the Annual Floating Rate for such Dividend Payment Date.
     (b) If on any Dividend Payment Date the dividend payable on such date is not paid in full on each Class AA, Series C preference share then issued and outstanding, such dividend or the unpaid portion thereof shall be paid on a subsequent date or dates determined by the board of directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of the same.
     (c) If on any Dividend Payment Date any amount of accrued dividends is not paid on any Class AA, Series C preference share then issued and outstanding, then, for the purpose only of calculating the dividends accruing on any such preference share thereafter and for no other purpose, such accrued and unpaid amount of dividends shall be deemed to be an amount of cash consideration for which such Class AA, Series C preference share was issued so that thereupon and thereafter dividends at the Annual Floating Rate shall accrue on such Class AA, Series C preference share on the sum of:

(i)	the aggregate cash consideration paid therefor; and

(ii)	until the declaration of such accrued and unpaid amount of dividends by the board of directors of the Corporation and the actual payment thereof, the amount so deemed to have been paid as cash consideration for such Class AA, Series C preference share.
     (d) For the purpose only of the calculation set out in paragraph 2(c), paragraph 2(a) shall be read as if the reference therein to October 31, 1980 were to April 30, 1980.
Definitions
3. For the purpose hereof, the following terms shall have the following respective meanings:
3.1. “Annual Floating Rate” expressed on a per annum basis in respect of each Dividend Payment Date means, subject to section 5(f) and Article 8 hereof, the aggregate of:
(a) one-half (1/2) of the Rate for the particular Dividend Payment Date; plus
(b) one and one-half per cent (1-1/2%);
3.2. “Close of Business” means the normal closing hour of The Bank of Nova Scotia in Toronto, Ontario;
3.3. “Dividend Payment Date” shall mean the last day of each of the months of January, April, July and October in each year;
3.4. “Rate” for a particular Dividend Payment Date means the rate of interest, expressed on a per annum basis, rounded to the nearest one-hundredth of one per cent (0.01%) equal to the quotient obtained by dividing the sum of Scotiabank’s Best Lending Rates in respect of each day of the quarterly period ending on such Dividend Payment Date by the number of days in such quarterly period;
3.5. “Redemption Price Per Share” shall mean for each Class AA, Series C preference share the sum of:
(a)	Twenty-five Dollars ($25.00);

(b)	an amount equal to all accrued and unpaid dividends whether or not earned or declared which shall have accrued on such Class AA, Series C preference share to and including the date fixed for redemption, and

(c)	such further amounts, if any, as may be prescribed or required to be paid on such Class AA, Series C preference shares by the terms attaching to the Class AA, Series C Shares;

3.6. “Scotiabank’s Best Lending Rate” for any day means the rate of interest, expressed on a per annum basis, quoted by The Bank of Nova Scotia, as at the Close of Business, as being charged by it on commercial demand loans payable in Canadian dollars to its commercial customers in Canada having the highest credit rating, provided that Scotiabank’s Best Lending Rate shall, in respect of any day that is not a business day and for which no such rate is quoted by The Bank of Nova Scotia, be Scotiabank’s Best Lending Rate for the nearest preceding business day.
Optional Redemption
4. (a) The Corporation shall have the right at its option, on any Dividend Payment Date occurring after June 30,1982, upon three (3) months’ prior written notice or, at any time after the occurrence of a change or change in status or the making of a determination or direction contemplated by Article 8 hereof, upon thirty (30) days’ prior written notice, to redeem the whole or any part of the Class AA, Series C Shares at the Redemption Price per Share. In case a part of the then outstanding Class AA, Series C Shares is to be redeemed, the minimum number of Class AA, Series C which may be redeemed shall be four thousand (4,000) and the shares so to be redeemed shall be selected by lot in such manner as the Directors of the Corporation in their discretion shall decide or, if the Directors of the Corporation so determine, may be redeemed, pro rata, disregarding fractions. Except to the extent that on any date fixed under Article 5 hereof for the mandatory redemption of Class AA, Series C Shares there are fewer preference shares then issued and outstanding than are required to be redeemed, the Class AA, Series C Shares redeemed pursuant to this Article 4 shall not reduce the number of preference shares which the Corporation is required to redeem on the dates fixed for mandatory redemption in Article 5 hereof.
     (b) Any redemption contemplated by this Article 4 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class. Notice of any redemption shall be given in writing by the Corporation to each holder of Class AA, Series C Shares to be redeemed at least three (3) months, or in the case of a redemption resulting from the occurrence of a change or change in status or the making of a determination or direction contemplated by Article 8 hereof, at least thirty (30) days, prior to the date fixed for redemption, setting out the number of shares held by such holder which are to be redeemed, the date on which such redemption is to take place, the redemption price and the calculation thereof; provided, however, that accidental failure to give such notice to one (1) or more of such holders, who shall not in the aggregate hold more than ten per cent (10%) of the issued and outstanding Class AA, Series C Shares, shall not affect the validity of such redemption as to the other holders, but upon such failure being discovered notice shall be given forthwith and shall have the same force and effect as if given in due time.
     (c) If a part only of the Class AA, Series C preference shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series C Shares so redeemed shall not be re-issued by the Corporation.

Mandatory Redemption
5. (a) Subject to the provisions of section 2.2 of Schedule A and the provisions hereinafter contained, the Corporation shall redeem Class AA, Series C Shares in accordance with the following schedule, in each case at the Redemption Price per Share:

No. of Class AA, Series C Shares to
Redemption Date	be redeemed
April 30, 1982	20,000
April 30, 1983	19,000
April 30, 1984	18,040
April 30, 1985	17,120
April 30, 1986	16,280
April 30, 1987	15,440
April 30, 1988	14,680
April 30, 1989	13,960
April 30, 1990	All Class AA, Series C shares then issued and outstanding
     (b) Any redemption contemplated by this Article 5 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class. Notice of any redemption shall be given in writing by the Corporation to each holder of Class AA, Series C Shares at least thirty (30) days prior to the date fixed for redemption setting out the number of shares held by such holder which are to be redeemed, the date on which such redemption is to take place, the redemption price and the calculation thereof; provided, however, that accidental failure to give such notice to one (1) or more of such holders who shall not in the aggregate hold more than ten per cent (10%) of the issued and outstanding Class AA, Series C Shares shall not affect the validity of such redemption as to the other holders, but upon such failure being discovered notice shall be given forthwith and shall have the same force and effect as if given in due time. The redemption price for the Class AA, Series C Shares of each holder to be redeemed will be paid to such holder by cheque of the Corporation in Canadian currency payable at par at the main branch of the Corporation’s bankers in Toronto. The shares so to be redeemed shall be redeemed pro rata disregarding fractions and not by lot.
     (c) A holder of the Class AA, Series C Shares may, within fifteen (15) days of its receipt of a notice of redemption given under this Article 5, other than a notice of redemption given in respect of the redemption of all issued and outstanding Class AA, Series C Shares on April 30,1990, notify the Corporation in writing of its desire to waive, for one year at a time, the obligation of the Corporation to redeem Class AA, Series C Shares on the particular redemption date and, provided the Corporation shall have received waiver(s) with respect to a particular redemption date from holder(s) representing not less than two-thirds (2/3rds) in number of the issued and outstanding Class AA, Series C Shares at the particular time, the Corporation shall not redeem any of the Class AA, Series C Shares that would otherwise have been redeemed on the particular redemption date; provided, however, that the Corporation shall be required to redeem the Class AA, Series C Shares in respect of which the requisite waiver(s) has been given on the next following redemption date provided for under this Article 5 in addition to the number of Class AA, Series C Shares that the Corporation is obligated to redeem on such date in accordance with this Article 5.
     (d) If a part only of the Class AA, Series C preference shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series C Shares so redeemed shall not be re-issued by the Corporation.
     (c) If prior to the mailing of a notice of redemption contemplated by this Article 5, the Corporation determines that it will not be permitted, by insolvency or other provisions of applicable law, to redeem all the Class AA, Series C Shares required to be redeemed, the Corporation shall include in such notice a statement of the maximum number of Class AA, Series C Shares which it then believes it will be permitted to redeem; provided that, if the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all of the Class AA, Series C Shares required to be redeemed would be contrary to any insolvency provisions or other provisions of applicable law, the Corporation shall be obligated to redeem Class AA, Series C Shares only to the extent of the maximum sum of money that may be so applied (rounded to the next lower multiple of Twenty-five Dollars ($25.00)) without being contrary to such provisions. In such case the Corporation shall pay to each holder of Class AA, Series C Shares that holder’s pro rata share of the moneys available as aforesaid and shall issue and deliver to each such holder a new share certificate, at the expense of the Corporation, representing the Class AA, Series C Shares not redeemed. If the Corporation fails to redeem, because of insolvency provisions or other provisions of applicable law, any Class AA, Series C Shares in accordance with this Article 5, then as soon as reasonably feasible after the Corporation is no longer prevented, by insolvency or other provisions of applicable law, from redeeming the lesser of the remaining outstanding Class AA, Series C Shares required to be redeemed and four thousand (4,000) Class AA, Series C Shares, the Corporation shall redeem the lesser of such shares and shall send written notice to all holders thereof that the redemption of such shares by the Corporation shall take place on a date which is not less than thirty (30) days subsequent to the date of such notice, and such redemptions shall continue as aforesaid until all remaining Class AA, Series C Shares required to be redeemed on any redemption date have been redeemed.
     (f) Notwithstanding section 3.1 hereof, if on any mandatory redemption date provided for in this Article 5, any Class AA, Series C preference shares required to be redeemed is not redeemed, including any Class AA, Series C preference shares not redeemed as a result of the application of section (e) of this Article 5 but excluding any Class AA, Series C preference share not redeemed as a result of the application of section (c) of this Article 5, then, in respect of each Dividend Payment Date falling subsequent to the date on which any such preference share was required to be redeemed, the Annual Floating Rate in respect of such preference share shall, until such preference share is redeemed, be the Rate for the particular Dividend Payment Date.

Restrictions
6. So long as any of the Class AA, Series C Shares are outstanding, the Corporation shall not, without the approval of the holders of the Class AA, Series C Shares as hereinafter specified:
(i)	issue any shares ranking senior to or on a parity with the Class AA, Series C Shares; or

(ii)	redeem or purchase for cancellation any shares of the Corporation except for the Class A preference shares, Series A, Class A preference shares, Series B or the Class AA preference shares, Series B issued and outstanding as of January 31, 1980.
Liquidation
7. In the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or other distribution of its assets among its shareholders, other than by way of dividends paid while the Corporation is a going concern out of moneys of the Corporation properly applicable to the payment of dividends, the holders of the Class AA, Series C Shares shall, subject to the provisions of section 2.2 of Schedule A, be entitled to receive the Redemption Price per Share for each Class AA, Series C Shares before any distribution shall be made to the holders of the common shares of the Corporation or any shares of any other class ranking junior to the Class AA preference shares and except as provided in Article 8 hereof such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
Tax Change
8. If at any time (whether before or after the redemption of any Class AA, Series C Shares, the obligation of the Corporation thereunder being deemed to survive any such redemption) a change occurs in any applicable law or in the interpretation, administration or enforcement thereof or a determination or direction is made by any court of competent jurisdiction or any other lawful authority or the Corporation ceases to be a taxable Canadian corporation within the meaning of the Income Tax Act (Canada) the effect of which is that:
(i)	dividends paid or payable on the Class AA, Series C Shares to a holder of Class AA, Series C Shares are subject to any tax, levy or impost of any kind;

(ii)	such dividends are not fully deductible from the income of a holder of Class AA,. Series C Shares in computing its taxable income for taxation purposes in any jurisdiction in Canada;

(iii)	the cost to a holder of Class AA, Series C Shares of making or maintaining its investment in the Class AA, Series C Shares is increased; or

(iv)	the cost to a holder of Class AA, Series C Shares of funds used or deemed to have been used in making or maintaining the investment of such holder in the Class

AA, Series C Shares is not fully deductible against income (assuming that income exists in any year against which to deduct such cost) in computing its income for taxation purposes in any jurisdiction in Canada;
then the Annual Floating Rate in respect of each Dividend Payment Date falling on or subsequent to the date upon which the relevant change, change in status, determination or direction commences to affect accruing dividends on the Class AA, Series C Shares (the “effective date”) shall, notwithstanding section 3.1, mean the Rate for the particular Dividend Payment Date and the first dividend which shall be paid on the Class AA, Series C Shares outstanding on the first Dividend Payment Date falling subsequent to the date of occurrence of such change or change in status or the date of making of such determination or direction shall consist of the quarterly dividends accrued on such Class AA, Series C Shares to such Dividend Payment Date together with an additional dividend equal to the aggregate amount, if any, by which the dividends that accrued on such Class AA, Series C Shares calculated at the Rate during the period commencing on the effective date and terminating on the immediately prior Dividend Payment Date exceeded the dividends actually paid on such Class AA, Series C Shares during such period.
          In the event that any Class AA, Series C Shares are redeemed prior to the first Dividend Payment Date falling subsequent to the date of occurrence of a change or change in status or the date of making of a determination or direction contemplated by this Article 8, the Corporation shall pay to the holder(s) of the Class AA, Series C Shares so redeemed at the time of such redemption, an additional amount equal to the aggregate amount, if any, by which the dividends that accrued on such Class AA, Series C Shares calculated at the Rate during the period commencing on the effective date and terminating on the date of the aforesaid redemption exceeded the dividends actually paid on the Class AA, Series C Shares so redeemed during such period. In the event that the additional amount so required to be paid is not determinable at the time of such redemption, the Corporation shall upon thirty (30) days’ prior written notice from the holder(s) of the Class AA, Series C Shares so redeemed pay such additional amount to such holder(s).
Transfer
9. The transfer of the Class AA, Series C Shares by any holder thereof is restricted in that no transfer shall take place or be effective without the consent of the Corporation (to be expressed either by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by all the directors) if, as a result of the transfer and the operation of Article 8 hereof the Annual Floating Rate immediately after the transfer would be greater than the Annual Floating Rate immediately before the transfer.
Amendment
10. The provisions contained in Articles 1 to 9, in Articles 11 to 13 and in this Article may be repealed or amended in whole or in part, but only with the approval of the holders of the Class AA, Series C Shares given as hereinafter specified.

Approval of Holders
11. The approval of the holders of the Class AA, Series C Shares as to any and all matters whether or not hereinbefore referred to may be given in writing by the holders of at least two-thirds (2/3rds) of the outstanding shares of such series or by resolution passed or by-law sanctioned at a meeting of holders of shares of such series duly called for the purpose and held upon at least twenty-one (21) days’ notice at which the holders of at least a majority of such shares are present or represented by proxy and carried by not less than two-thirds (2/3rds) of the votes cast on a poll at such meeting. If at any such meeting the holders of a majority of such shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than fifteen (15) days later and to such time and place as may be appointed by the chairman of the meeting and at least ten (10) days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Class AA, Series C Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by not less than two-thirds (2/3rd) of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Class AA, Series C Shares referred to above. Any meeting of the holders of the outstanding Class AA, Series C Shares may be held at any time and for any purpose, without notice, if all holders of the Class AA, Series C Shares entitled to vote at the meeting are present or represented by proxy or waive notice of the meeting in writing. For the purposes of waiver of notice, the words “in writing” shall, without limitation, include the sending of a telegram, telex, cable or any other form of written communication by a shareholder. Any holder may waive notice of any meeting either before or after the meeting is held.
          Irregularities in the notice or in the giving thereof as well as the accidental omission to give notice of any meeting to, or the non-receipt of any notice by, one (1) or more holders of Class AA, Series C Shares, who shall not in the aggregate hold more than ten percent (10%) of the issued and outstanding Class AA, Series C Shares, shall not invalidate any action taken at any meeting.
          At any meeting of the holders of Class AA, Series C Shares each holder of such shares shall be entitled to one (1) vote in respect of each such share held by him.
          The formalities to be observed with respect to the giving of notice of any meeting of holders of Class AA, Series C Shares and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.
Notices
12. All notices and communications may be given by the Corporation to the holders of Class AA, Series C Shares at their respective addresses as they appear in the Securities Register of the Corporation. All notices and communications may be given by a holder of Class AA, Series C Shares to the Corporation at its registered office.

Interpretation
13. In the event that any date on which any dividend on the Class AA, Series C Shares is payable by the Corporation or on or by which any other action required to be taken by the Corporation hereunder is not a business day, then the dividend shall be payable, or such other actions shall be required to be taken, on the next succeeding date that is a business day. For greater certainty, it is expressly declared that the Dividend Payment Date shall, for the purposes of calculating the dividend payable on the actual date of payment, remain unchanged.

SCHEDULE D
CLASS AA PREFERENCE SHARES, SERIES D
          There is hereby created a series of 400,000 Class AA preference shares designated Class AA preference shares, Series D (herein referred to as the “Class AA, Series D Shares”) to carry and be subject as a series to the following rights, privileges, restrictions and conditions in addition to those attaching to the Class AA preference shares as a class;
1. The Class AA, Series D Shares shall be issued for a cash consideration of $25.00 per share.
2. Subject to the provisions of section 2.2 of Schedule A, the holders of the Class AA, Series D Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends at the Annual Floating Rate expressed on a per annum basis, such rate to be applied to an amount of $25.00 per share, Dividends on the Class AA, Series D Shares shall accrue on a day-to-day basis from the date of issue thereof, shall be calculated on the basis of a 365-day year or a 366-day year, as the case may be, for the actual number of days elapsed and shall be payable in Canadian currency, quarterly, on January 31, April 30, July 31 and October 31 of each year (which dates are herein referred to collectively as “Dividend Payment Dates” and individually as a “Dividend Payment Date”), the first Dividend Payment Date to be April 30,1981. At the time of payment of each dividend the Corporation shall furnish to the holders of the Class AA, Series D Shares particulars of its calculation of the rate of such dividend.
3. For the purposes hereof, the following terms shall have the following respective meanings;
3.1.	“Mercantile’s Best Leading Rate” for any business day means the rate of interest, expressed on a per annum basis, published, quoted and commonly known as the “prime rate” of The Mercantile Bank of Canada, as at the Close of Business, as being charged by it on commercial demand loans payable in Canadian dollars to its commercial customers in Canada having the highest credit rating;

3.2.	“Close of Business” means the normal closing hour of The Mercantile Bank of Canada in Toronto, Ontario;

3.3.	“Rate” for a particular Dividend Payment Date means the rate of interest, expressed on a per annum basis, rounded to the nearest 0.01%, equal to the quotient obtained by dividing the sum of the Mercantile’s Best Lending Rate in respect of each business day of the quarterly period preceding such Dividend Payment Date by the number of business days in such quarterly period;

3.4.	“Annual Floating Rate” expressed on a per annum basis in respect of each Dividend Payment Date means, subject to Article 9, the aggregate of:
(a)	1/2 of the Rate for the particular Dividend Payment, plus

(b)	1-1/2%.
4. The Corporation shall have the right at its option, on any Dividend Payment Date occurring after June 30, 1982, upon 3 months’ prior written notice or, at any time after the occurrence of any Tax Event contemplated by Article 9 hereof, upon 30 days’ prior written notice, to redeem the whole or any part of the Class AA, Series D Shares at a redemption price per share of $25.00 together with all accrued and unpaid dividends, whether or not earned or declared, which shall have accrued on the Class AA, Series D Shares to and including the date fixed for redemption. In case a part only of the then outstanding Class AA, Series D Shares is to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Directors of the Corporation in their discretion shall decide or, if the Directors of the Corporation so determine, may be redeemed, pro rata, disregarding fractions.
          Any redemption contemplated by this Article 4 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class, Notice of any redemption shall be given in writing by the Corporation to each holder of Class AA, Series D Shares to be redeemed at least 3 months prior to the date fixed for redemption setting out the number of shares held by such holder which is to be redeemed, the date on which such redemption is to take place and the redemption price; provided, however, that accidental failure to give such notice to 1 or more of such holders, who shall not in the aggregate hold more than 10% of the issued and outstanding Class AA, Series D Shares, shall not affect the validity of such redemption as to the other holders, but upon such failure being discovered, notice shall be given forthwith and shall have the same force and effect as if given in due time.
          If a part only of the Class AA, Series D Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series D Shares so redeemed shall not be re-issued by the Corporation.
5. To the extent permitted by law, and subject to the provisions of section 2,2 of Schedule A and the provisions hereinafter contained, the Corporation shall, commencing on January 31,1984 and each and every year thereafter on each subsequent anniversary of such date (which date and anniversaries thereof are herein referred to collectively as “Redemption Dates” and individually as a “Redemption Date”), redeem 5% of the Class AA, Series D Shares issued and outstanding on the particular Redemption Date at a price per share equal to $25.00 together with an amount equal to all dividends accrued and unpaid thereon, whether or not earned or declared, which shall have accrued on the Class AA, Series D Shares to and including the particular Redemption Date.

          Any redemption contemplated by this Article 5 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class.
          The shares so to be redeemed shall be redeemed pro rata among holders of the Class AA, Series D Shares disregarding fractions and not by lot.
          A holder of the Class AA, Series D Shares may, within 15 days of receipt by it of a notice of redemption contemplated by this Article 5, notify the Corporation in writing of its desire to waive, for 1 year at a time, the obligation of the Corporation to redeem Class AA, Series D Shares on the particular Redemption Date and, provided the Corporation shall have received waiver(s) with respect to a particular Redemption Date from holder(s) representing not less than 2/3rds in number of the issued and outstanding Class AA, Series D Shares at the particular time, the Corporation shall not redeem any of the Class AA, Series D Shares that would otherwise have been redeemed on the particular Redemption Date; provided, however, that the Corporation shall be required to redeem the Class AA, Series D Shares in respect of which the requisite waiver(s) has been given on the next following Redemption Date in addition to the number of Class AA, Series D Shares that the Corporation is obligated to redeem on such date in accordance with the first paragraph of this Article 5.
          If a part only of the Class AA, Series D Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued. Any Class AA, Series D Shares so redeemed shall not be re-issued by the Corporation.
6. To the extent permitted by law, and subject to the provisions of section 2.2 of Schedule A, the Corporation shall, on July 31,1991, redeem all of the Class AA, Series D Shares issued and outstanding on such date at a price per share equal to $25.00 together with all accrued and unpaid cumulative dividends, whether or not earned or declared, which shall have accrued on the Class AA, Series D Shares to and including such redemption date.
          The redemption contemplated by this Article 6 shall be effected pursuant to the provisions hereof and to the provisions not inconsistent herewith relating to the Class AA preference shares as a class.
          If prior to the mailing of the notice of redemption contemplated by this Article 6, the Corporation determines that it will not be permitted, by insolvency or other provisions of applicable law, to redeem all the Class AA, Series D Shares then outstanding, the Corporation shall include in such notice a statement of the maximum number of Class AA, Series D Shares which it then believes it will be permitted to redeem; provided that, if the Corporation has acted in good faith in making such determination, the Corporation shall have no liability in the event that such determination proves inaccurate. If the redemption by the Corporation of all of the Class AA, Series D Shares would be contrary to any insolvency provisions or other provisions of applicable law, the Corporation shall be obligated to redeem Class AA, Series D Shares only to the extent of the maximum sum of money that may be so applied (rounded to the next lower multiple of $25.00) without being contrary to such provisions. In such case the Corporation shall pay to each holder of Class AA, Series D Shares that holder’s pro rata share of the moneys available as aforesaid and shall issue and deliver to each such holder a new share certificate, at the expense of the Corporation, representing the Class AA, Series D Shares not redeemed. If the Corporation fails to redeem, because of insolvency provisions or other provisions of applicable law, all of the Class AA, Series D Shares in accordance with the first paragraph of this Article 6, then as soon as reasonably feasible after the Corporation is no longer prevented, by insolvency or other provisions of applicable law, from redeeming the remaining outstanding Class AA, Series D Shares, the Corporation shall redeem such shares and shall send written notice to all holders thereof that the redemption of such shares by the Corporation shall take place on a date which is not less than 30 days subsequent to the date of such notice, such redemptions to continue as aforesaid until all remaining outstanding Class AA, Series D Shares have been redeemed.
7. So long as any of the Class AA, Series D Shares are outstanding, the Corporation shall not, without the approval of the holders of the Class AA, Series D Shares as hereinafter specified:
(i)	issue any shares ranking senior to or on a parity with the Class AA, Series D , Shares, or

(ii)	redeem or purchase for cancellation any shares of the Corporation except for the Class A preference shares, Series A, the Class A preference shares, Series B, the Class AA preference shares, Series B and the Class AA preference shares, Series C issued and outstanding as of the date these Articles of Amendment become effective.
8. In the event of liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders, other than by way of dividends paid while the Corporation is a going concern out of moneys of the Corporation properly applicable to the payment of dividends, the holders of the Class AA, Series D Shares shall, subject to the provisions of section 2.2 of Schedule A, be entitled to receive the sum of $25.00 per share together with an amount equal to all dividends accrued and unpaid thereon before any distribution shall be made to the holders of the common shares of the Corporation or any shares of any other class ranking junior to the Class AA preference shares and such holders shall not be entitled to share any further in the distribution of the property or assets of the Corporation.
9. In the event of the occurrence of any Tax Event
(a)	which affects the income tax treatment of dividends on the Class AA, Series D Shares received or receivable by a holder of Class AA, Series D Shares which is a “taxable Canadian corporation” and a “public corporation” but is not a “mutual fund corporation” (as those terms are defined in the Income Tax Act (Canada)) as in force at the time of the occurrence of the said Tax Event; or

(b)	which affects the income tax treatment of the interest charges (referred to in this Article as the “Corresponding Interest Charges”) payable by a holder of Class AA, Series D Shares on funds which are deemed to have been borrowed in order to finance the purchase of the Class AA, Series D Shares by such holder; in any manner which has the effect of lowering a holder’s Effective After-Tax Return on dividends received on the Class AA, Series D Shares from what would have been such holder’s Effective After-Tax Return had the Tax Event not occurred, the Annual Floating Rate in respect of each Dividend Payment Date falling subsequent to the first Dividend Payment Date falling subsequent to the Effective Date of such Tax Event shall, notwithstanding section 3.4, mean the Rate for the particular Dividend Payment Date.
          Subject to the provisions of section 2.2 of Schedule A, the holders of the Class AA, Series D Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors, out of moneys of the Corporation properly applicable to the payment of dividends, a cumulative preferential dividend in addition to the dividends provided for in Article 2, payable on the first Dividend Payment Date falling subsequent to the Effective Date of the said Tax Event equal to the aggregate amount by which the dividends that would have accrued on such Class AA, Series D Shares calculated at the Rate during the period commencing on the Effective Date of the said Tax Event and terminating on the said Dividend Payment Date would have exceeded the dividends which would otherwise be payable on the Class AA, Series D Shares in respect of such period.
          For the purposes of this Article 9, the following expressions shall have the meanings assigned hereunder:
          “Tax Event” means:
(a)	any change in applicable legislation (which term includes any regulation or order- in-council) other than a change in the rate of income tax applicable to corporations generally, or any change in the administrative interpretation of applicable law;

(b)	any judgment or order of a court of competent jurisdiction;

(c)	any change in the status of the Corporation (including without limitation, the loss of its status as a taxable Canadian corporation as defined in the Income Tax Act (Canada)) under applicable legislation for any reason;

(d)	a breach by the Corporation of any representations or warranties given in writing to a holder of the Class AA, Series D Shares at the time of their purchase from the Corporation; or

(e)	the receipt of a response from the Department of National Revenue, Taxation, to a request for an opinion made at or about the time of their purchase in respect of the Class AA, Series D Shares which, in the opinion of a holder who purchases such shares from the Corporation, is unfavourable;

          “Effective Date” of a Tax Event means the date which is fifteen days after:
(a)	in the case of a change referred to in paragraph (a) of the definition of Tax Event the earlier of; (y) the date on which such change becomes effective and (z) the date as of which such change is proposed to become effective, as announced in any official announcement of any competent governmental authority, notwithstanding that such change may not be formally enacted or implemented on or before such date;

(b)	in the case of a judgment or order referred to in paragraph (b) of the definition of Tax Event the date when it is pronounced, notwithstanding the existence of any right of appeal;

(c)	in the case of an event referred to in paragraph (c), (d) or (e) of the definition of Tax Event the earlier of; (y) the date on which the event occurs and (z) the date as of which a holder has reasonable cause to believe that the event has occurred provided the holder has so notified the Corporation in writing and 15 days have passed in which the Corporation, to the reasonable satisfaction of the holder, has not satisfied the holder that no such event has occurred;
“Effective After-Tax Return” in respect of dividends received on the Class AA, Series D Shares means the return on the issue price of $25.00 per share computed after taking into account all income taxes payable by the holder in the year in which such dividends are received or in any other year which may reasonably be regarded as attributable to the receipt by such holder of such dividends or the disallowance as a deduction, in whole or in part, of the Corresponding Interest Charges.
          In this Article 9, the term “holder” shall include, if applicable, the beneficial owner of any Class AA, Series D Shares.
10. Subject to the provisions of the Canada Business Corporations Act, the provisions contained in Articles 1 to 9, in Article 11 and in this Article may be repealed or amended in whole or in part, but only with the approval of the holders of the Class AA, Series D Shares given as hereinafter specified.
11. The approval of the holders of the Class AA, Series D Shares as to any and all matters hereinbefore referred to may be given in writing by the holders of at least 2/3rds of the outstanding shares of such series or by resolution passed or by-law sanctioned at a meeting of holders of shares of such series duly called for the purpose and held upon at least 21 days’ notice at which the holders of at least a majority of such shares are present or represented by proxy and carried by not less than 2/3rds of the votes cast on a poll at such meeting. If at any such meeting the holders of a majority of such shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman of the meeting and at least 10 days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Class AA, Series D Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by not less than 2/3rds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Class AA, Series D Shares referred to above. Any meeting of the holders of the outstanding Class AA, Series D Shares may be held at any time and for any purpose, without notice, if all holders of the Class AA, Series D Shares entitled to vote at the meeting are present or represented by proxy or waive notice of the meeting in writing. For the purposes of waiver of notice, the words “in writing” shall, without limitation, include the sending of a telegram, telex, cable or any other form of written communication by a shareholder. Any holder may waive notice of any meeting either before or after the meeting is held.
          Irregularities in the notice or in the giving thereof as well as the accidental omission to give notice of any meeting to, or the non-receipt of any notice by, 1 or more holders of Class AA, Series D Shares, who shall not in the aggregate hold more than 10% of the issued and outstanding Class AA, Series D Shares, shall not invalidate any action taken at any meeting.
          At any meeting of the holders of Class AA, Series D Shares each holder of such shares shall be entitled to 1 vote in respect of each such share held by him.
          The formalities to be observed with respect to the giving of notice of any meeting of holders of Class AA, Series D Shares and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

SCHEDULE E
Number of, Designation of and Rights,
Privileges, Restrictions and Conditions
attaching to the Floating Rate
Class AA preference shares, Series E
CLASS AA PREFERENCE SHARES, SERIES E
          The fifth series of Class AA preference shares of the Corporation shall consist of 2,000,000 Class AA preference shares which shall be designated as Floating Rate Class AA preference shares, Series E (hereinafter referred to as the “Class AA, Series E Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class AA preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
          The consideration for the issue of each Class AA, Series E Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          Subject to the prior rights of the holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA, Series E Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends as follows:
(i)	an initial dividend (the “Initial Dividend”) payable on September 30,1984 (the “Initial Dividend Payment Date”) in the amount per Class AA, Series E Share equal to the amount obtained when the Initial Dividend Rate (as defined in section 2.2) is multiplied by $25,00;

(ii)	dividends payable quarterly (the “Quarterly Dividends”) on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”) commencing on December 31, 1984, each such Quarterly Dividend to be equal to the amount obtained when the applicable Quarterly Dividend Rate (as defined in section 2.2) is multiplied by $25.00.
          In any case where dividends ate payable for a period (the “Dividend Payment Period”) that ends on a date other than the Initial Dividend Payment Date or a Dividend Payment Date, dividends shall be paid in the amount per Class AA, Series E Share obtained when

(i)	$25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is thirty days before the end of such Dividend Payment Period is multiplied by
(ii)	the result obtained when the number of days in such Dividend Payment period is divided by 365.
Dividends shall accrue on a day-to-day basis.
     2.2. Definitions
               Where used in these share provisions, the following terms shall have the following meanings, respectively:
(a)	“Quarterly Dividend Rate” means, in relation to any Dividend Payment Date, one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar month immediately preceding the month during which such Dividend Payment Date falls.

(b)	“Initial Dividend Rate” means the result obtained when
(i)	seventy percent (70%) of the Average Prime Rate for the period from and including the date of the initial issue of Class AA, Series E Shares (the “Initial Issue Date”) to and including August 31,1984 is multiplied by

(ii)	the result obtained when the number of days in the period from and including the Initial Issue Date to and including the Initial Dividend Payment Date is divided by 365.
(c)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

(d)	“Average Daily Prime Rate” means, for any day, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks on such day; provided that, if on such day, there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that if, on such day, there shall be no Daily Prime Rate for both of the Banks, the Average Daily Prime Rate for such day shall be 1.65% above the average yields at weekly tender on 91 day Government of Canada Treasury Bills as reported by the Bank of Canada for such day.

(e)	“Daily Prime Rate” means, for cither Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

(f)	“Banks” means the Bank of Montreal and the Bank of Nova Scotia, collectively, and the term “Bank” means one of the Banks.
     2.3. Method of Payment
          Dividends (less any tax required to be withheld by the Corporation) on the Class AA, Series E Shares shall be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar for the Class AA, Series E Shares, or the payment by such other means as the Corporation deems desirable, on or before the date on which such dividend is to be paid to a holder of Class AA, Series E Shares shall be deemed to be payment of the dividends represented thereby and payable on such date unless the cheque is not paid upon presentation or payment by such other means if not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.4. Cumulative Payment of Dividends
          If on any date on which dividends are to be paid the dividends accrued to such date are not paid in full on all of the Class AA, Series E Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Class AA, Series E Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          The Corporation may not redeem the Class AA, Series E Shares or any of them on or prior to June 30,1989. After June 30,1989 and subject to the provisions of Article 5 hereof, the Corporation may redeem at any time the whole or from time to time any part of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of:
(i)	$26.00 if the date fixed for redemption is on or prior to June 30,1990;

(ii)	$25.75 if the date fixed for redemption is after June 30,1990 and on or prior to June 30,1991;

(iii)	$25.50 if the date fixed for redemption is after June 30,1991 and on or prior to June 30,1992;

(iv)	$25.25 if the date fixed for redemption is after June 30,1992 and on or prior to June 30,1993; and

(v)	S25.00 if the date fixed for redemption is after June 30,1993;
together in each case with all accrued and unpaid dividends thereon up to the date fixed for redemption which, for greater certainty, shall include dividends calculated in accordance with section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption, the whole constituting and hereinafter referred to as the “Redemption Price”.
     3.2. Partial Redemption
          In case a part only of the Class AA, Series E Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Class AA, Series E Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
     3.3. Method of Redemption
          In any case of redemption of Class AA, Series E Shares, the Corporation shall not less than 30 days and not more than 60 days before the date specified for redemption send by prepaid mail or deliver to the registered address of each person who at the date of mailing or delivery is a registered holder of Class AA, Series E Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Class AA, Series E Shares. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Class AA, Series E Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places within Canada at which holders of Class AA, Series E Shares may present and surrender such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class AA, Series E Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Class AA, Series E shares called for redemption. Payment in respect of Class AA, Series E Shares being redeemed shall be made by cheque payable to the holders thereof in lawful money of Canada at part at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. From and after the date specified for redemption in any such notice of redemption, the Class AA, Series E Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.
          The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Class AA, Series E Shares to deposit the Redemption Price of the Class AA, Series E Shares so called for redemption, or of such of the Class AA, Series E Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Class AA, Series E Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class AA, Series E Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, their proportionate part of the amount so deposited upon presentation and surrender of the certificate or certificates representing their Class AA, Series E Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.
4. Purchase for Cancellation
          The Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange) or by invitation for tenders addressed to all of the holders of record of Class AA, Series E Shares then outstanding, at the lowest price or prices at which, in the opinion of the directors of the Corporation, such shares are then obtainable but not exceeding a price per share (i) of $26.00 together with accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with section 2.1 hereof during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this Article 4, include the Initial Divided Payment Date) to but excluding the date of purchase, if purchased at any time on or prior to June 30, 1989; or (ii) equal to the applicable Redemption Price if purchased at any other time; as the case maybe, plus, in all cases, reasonable costs of purchase. If, in response to an invitation for tenders under the provisions of this Article 4, more Class AA, Series E Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class AA, Series E Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.
5. Voting Rights
          The holders of the Class AA, Series E Shares shall not be entitled (except as specifically provided by law, by the provisions attaching to the Class AA preference shares as a class or as otherwise provided herein) to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation.
6. Liquidation, Dissolution or Winding Up
          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, me holders of the Class AA, Series E Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Class AA, Series E Share held by them respectively, plus an amount equal to all accrued and unpaid dividends thereon up to me date of payment which, for greater certainty, shall include dividends calculated in accordance with section 2.1 during the period from and including the immediately preceding Dividend Payment Date (which term shall, for the purposes of this Article 6, include the Initial Dividend Payment Date) to but excluding the date of payment before any amount shall be paid to, or assets of the Corporation distributed amongst the holders of any other shares of the Corporation ranking as to capital junior to the Class AA, Series E Shares. After payment to the holders of the Class AA, Series E Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
7. Interpretation
          In the event that any date on which any dividend on the Class AA, Series E Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day.
           For the purposes of these share provisions:
(a)	“business day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“junior share” means a share of the Corporation ranking as to capital or dividends junior to the Class AA, Series E Shares; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation,

whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
8. Mail Service Interruption
          If the directors of the Corporation determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Class AA, Series E Share, whether in connection with the redemption of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English, language newspaper of general circulation published in Toronto and such notice shall be deemed to have been validly given on the day next succeeding its publication in Toronto; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder in the city of Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not theretofor delivered to such holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.
9. Amendment
          The rights, privileges, restrictions and conditions attached to the Class AA, Series E Shares may be added to, changed or removed by Articles of Amendment but only with the prior approval of the holders of the Class AA, Series E Shares given as hereinafter specified in addition to any vote or authorization required by law.
10. Approval of Holders of Class AA, Series E shares
          Any approval of the holders of the Class AA, Series E Shares with respect to any and all matters referred to herein or of any other matter requiring the consent of the holders of the Class AA, Series E Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Class AA, Series E Shares or passed by the affirmative vote of at least 66-2/3% of the votes cast by the holders of Class AA, Series E Shares who voted in respect of that resolution at a meeting of the holders of the Class AA, Series E Shares duly called for that purpose. The quorum requirement for, the proxy rules applicable to, and the formalities to be observed in respect of the giving notice of, the formalities to be observed in respect of the conduct of, any such meeting or any adjourned meeting shall be those from time to time prescribed by the bylaws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Canada Business Corporations Act. On every poll taken at every meeting of holders of Class AA, Series E Shares, each holder of Class AA, Series E Shares entitled to vote thereat shall have one vote in respect of each Class AA, Series E Share held.

SCHEDULE F
CLASS AAA PREFERENCE SHARES
The unlimited number of Class AAA preference shares without par value (the “Class AAA preference shares”), issuable in series, which shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:
1.	The Class AAA preference shares shall, as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation, rank junior to the Class A preference shares without par value (the “Class A preference shares”) and to the Class AA preference shares without par value (the “Class AA preference Shares”) and senior to the common shares without par value (the “common shares”) and all other shares ranking in such regard junior to the Class AAA preference shares and shall be subject to the rights, privileges, restrictions and conditions attaching to the Class A preference shares and to the Class AA preference shares;

2.	The directors of the Corporation may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as shall before issuance thereof be fixed by the directors who (subject as herein provided) shall at the same time determine the designation, rights, restrictions and conditions attaching to the Class AAA preference shares of such series including, without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption (if any), the conversion rights (if any), the participation rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Class AAA preference shares of such series, the whole subject to the issuance of a certificate of amendment;

3.	Subject to the Canada Business Corporations Act, the holders of the Class AAA preference shares or of a series thereof shall not be entitled as holders of such class or series to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting except that votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series; such voting rights, if any, will be determined by the applicable series provisions;

4.	The approval of the holders of the Class AAA preference shares as to any and all matters to be approved by a separate vote of the holders of Class AAA preference shares may be given by special resolution signed by all the holders of Class AAA preference shares or passed at a meeting of the holders of Class AAA preference shares duly called and held upon at least 21 days’ notice at which the matter in question is carried by the affirmative votes of the holders of not less than 2/3 of the Class AAA preference shares represented and voted at such meeting cast on a poll; the formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time described in the by-laws of the Corporation with respect to meetings of shareholders;

on every poll taken at every such meeting, each holder of Class AAA preference shares shall be entitled to one vote in respect of each Class AAA preference share held.

SCHEDULE G
CLASS AAA PREFERENCE SHARES SERIES A
Number and Designation of
and Rights, Privileges, Restrictions
and Conditions Attaching to the
Class AAA Preference Shares Series A
          The first series of Class AAA preference shares of the Corporation shall consist of 3,000,000 Class AAA preference shares which shall be designated as Class AAA preference shares Series A (hereinafter referred to as the “Series A Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class AAA preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
          The consideration for the issue of each Series A Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          The holders of the Series A Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, a fixed cumulative preferential cash dividend of $2.25 per share per annum, payable in equal quarterly amounts in lawful money of Canada, on the last day of each of the months of March, June, September and December in each year (the “Dividend Payment Dates”).
          Subject to the immediately preceding paragraph, the amount of the dividend for any period which is less than a full quarter year with respect to any Series A Share:
(i)	which is issued, redeemed or purchased during a quarter; or

(ii)	where assets of the Corporation are distributed to the holders of the Series A Shares pursuant to Article 5 hereof during a quarter;
shall be equal to the amount calculated by multiplying $0.5625 by a fraction of which the numerator is the number of days in such quarter on which such share has been outstanding (including the date of issue or the Dividend Payment Date at the beginning of such quarter if such share was outstanding on that date and excluding the date of redemption, purchase or distribution or the Dividend Payment Date at the end of such quarter if such share was outstanding on that date) and the denominator is the number of days in such quarter (including the Dividend Payment Date at the beginning thereof and excluding the Dividend Payment Date at the end thereof).
     2.2. Method of Payment
          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series A Shares (less any tax required to be withheld by the Corporation). The mailing from the Corporation’s registered office on or before any Dividend Payment Date of such a cheque to a holder of Series A Shares shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid on presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of 6 years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series A Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series A Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class AAA preference shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series A Shares, on payment for each share to be redeemed of $25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being hereinafter referred to as the “Redemption Price”).
3.2. Partial Redemption
          In case a part only of the Series A Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series A Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

     3.3. Method of Redemption
          In any case of redemption of Series A Shares, the Corporation shall at least 30 days before the date specified for redemption send by prepaid mail or deliver to each person who at the date of mailing or delivery is a registered holder of Series A Shares to be redeemed, a notice in writing of the intention of the Corporation to redeem such Series A Shares. Such notice shall be mailed or delivered to each holder of Series A Shares to be redeemed at the last address of such shareholder as it appears on the books of the Corporation, or in the event of the address of any such shareholder not so appearing, then to the address of such shareholder last known to the Corporation; provided that, accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series A Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, and the place or places within Canada at which holders of Series A Shares may present and surrender such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series A Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series A Shares called for redemption. Payment in respect of Series A Shares being redeemed shall be made by cheques payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable. The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series A Shares to deposit the Redemption Price of the Series A Shares so called for redemption, or of such of the Series A Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series A Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of such Series A Shares upon presentation and surrender of the certificate or certificates representing their Series A Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation.
          From and after the date specified for redemption in any such notice of redemption, the Series A Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for above) for a period of 6 years from the date specified for redemption shall be forfeited to the Corporation.
4. Voting Rights
          Subject to the Canada Business Corporations Act, the holders of the Series A Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting other than a meeting of holders of Series A Shares.
5. Liquidation, Dissolution or Winding Up
          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series A Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series A Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series A Shares. After payment to the holders of the Series A Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
6. General
          Without limiting the rights, privileges, restrictions and conditions herein set forth, the Series A Shares may be used at any time to purchase common shares of the Corporation and if tendered as payment for common shares the value attached to each Series A Share shall be the value of such share as determined by the directors of the Corporation at the time of each such purchase.
7. Interpretation
          In the event that any date on which any dividend on the Series A Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a business day.
          For the purpose of these share provisions:
(a)	“business day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“junior share” means a share of the Corporation ranking junior to the Series A Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
8. Amendment
          The rights, privileges, restrictions and conditions attached to the Series A Shares may be added to, changed or removed by Articles of Amendment, but only with the prior approval of the holders of the Series A Shares given as hereinafter specified in addition to any vote or authorization required by law.
9. Approval of Holders
          Any approval of the holders of the Series A Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series A Shares may be given by special resolution signed by all the holders of Series A Shares or passed at meeting of the holders of Series A Shares duly called and held at least 21 days’ notice at which the matter in question is carried by the affirmative votes of the holders of not less than 2/3 of the Series A Shares represented and voted at such meeting cast on a poll. The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting each holder of Series A shares shall be entitled to one vote in respect of each Series A Share held by him.

SCHEDULE H
CLASS AAA PREFERENCE SHARES SERIES B
Number and Designation of
and Rights, Privileges, Restrictions
and Conditions Attaching to the
Class AAA Preference Shares Series B
          The second series of Class AAA preference shares of the Corporation shall consist of 3,000,000 Class AAA preference shares which shall be designated as Class AAA preference shares Series B (hereinafter referred to as the “Series B Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
          The consideration for the issue of each Series B Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          The holders of the Series B Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, a fixed cumulative preferential cash dividend of $2.25 per share per annum, payable in equal quarterly amounts in lawful money of Canada, on the last day of each of the months of January, April, July and October in each year (the “Dividend Dates”).
          Subject to the immediately preceding paragraph, the amount of the dividend for any period which is less than a full quarter year with respect to any Series B Shares:
(i)	which is issued, redeemed or purchased during a quarter; or

(ii)	where assets of the Corporation are distributed to the holders of the Series B Shares pursuant to Article 6 hereof during a quarter;
shall be equal to the amount calculated by multiplying $0.5625 by a fraction of which the numerator is the number of days in such quarter during which such share has been outstanding (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is the number of days in such quarter (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof).

     2.2. Method of Payment
          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series B Shares (less any tax required to be withheld by the Corporation). The mailing from the Corporation’s registered office on or before any Dividend Payment Date of such a cheque to a holder of Series B Shares shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series B Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series B Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class AAA preference shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series B Shares, on payment for each share to be redeemed of $25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being hereafter referred to as the “Redemption Price”).
     3.2. Partial Redemption
          In case a part only of the Series B Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to tune, so determine. If a part only of the Series B Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
     3.3. Method of Redemption
          In any case of redemption of Series B Shares, the Corporation shall at least 30 days before the date specified for redemption send by prepaid mail or deliver to each person who at the date of mailing or delivery is a registered holder of Series B Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series B Shares. Such notice shall be mailed or delivered to each holder of Series B Shares to be redeemed at the last address of such shareholder as it appears on the books of the Corporation, or in the event of the address of any such shareholder not so appearing, then to the address of such shareholder last known to the Corporation; provided that accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series B Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, and the place or places within Canada at which such holders of Series B Shares may present and surrender such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series B Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series B Shares called for redemption. Payment in respect of Series B Shares being redeemed shall be made by cheques payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.
          The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series B Shares to deposit the Redemption Price of the Series B Shares so called for redemption, or of such of the Series B Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series B Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series B Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of such Series B Shares upon presentation and surrender of the certificate or certificates representing their Series B Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation.
          From and after the date specified for redemption in any such notice of redemption, the Series B Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed

(including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Exchange Right
     4.1. Right to Exchange
          Subject to the provisions of this Article 4 and to the receipt by the Corporation of all necessary regulatory approvals, the holders of Series B Shares shall have the right (the “Exchange Right”), on each date on which a closing (a “Closing”) occurs of
(a)	a distribution (a “Public Offering”) by the Corporation of its common shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;
to exchange Series B Shares held by them for up to the aggregate number of common shares of the Corporation set forth in section 4.2 below at the Exchange Rate determined in accordance with section 4.8 below.
          For the purpose of this Article 4, “common shares” means the common shares in the capital of the Corporation as such shares were constituted on My 24, 1992 and includes shares of any other class of shares of the Corporation (i) resulting from the reclassification or change of the common shares, or (ii) which carry a residual right to participate to an unlimited degree in the Corporation’s earnings and in its assets on liquidation, dissolution or winding-up.
     4.2. Number of Common Shares to which the Exchange Right Relates
          For so long as Hees International Bancorp Inc. (“Hees”) shall be the holder of the Series B Shares, the maximum number of common shares for which Hees may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by Hees and Carena Holdings Inc. (“CHI”) will result in Hees and CHI, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same aggregate percentage of the outstanding common shares that Hees and CHI held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          From and after the date on which Hees shall cease to be the holder of the Series B Shares, the maximum number of common shares for which a holder of Series B Shares may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by such holder will result in such holder, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same percentage of the outstanding common shares that such holder held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          Nothing in this section 4.2 shall require Hees or any other holder of Series B Shares to exchange Series B Shares for the maximum number of common shares (or any lesser number thereof) to which Hees or such holder is otherwise entitled.
     4.3. Exercise of Right to Exchange
          The Exchange Right may be exercised by a holder of Series B Shares by notice in writing given to the Corporation on the business day immediately prior to the day on which a Closing occurs accompanied by the certificate or certificates representing the Series B Shares in respect of which the holder desires to exercise the Exchange Right. Such notice shall be signed by such holder or by a duly authorized agent and shall specify the number of Series B Shares that the holder desires to have exchanged. If less than all the Series B Shares represented by any certificate or certificates accompanying any notice are to be exchanged, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series B Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be exchanged. A holder of Series B Shares who has given a notice to the Corporation as herein provided shall be deemed to have become a holder of the number of common shares in respect of which the exchange right has been exercised on the day on which the Closing occurs.
     4.4. Entitlement to Dividends
          The registered holder of any Series B Share on the record date for any dividend payable on such share shall be entitled to such dividend notwithstanding that such share has been exchanged into common shares after such record date and before the payment date of such dividend, and the registered holder of a common share resulting from such exchange shall be entitled to rank equally per common share with the registered holders of all other common shares of record on any date on or after the date of such exchange.
          Subject to the foregoing, upon exchange of any Series B Shares there shall be no adjustment by the Corporation or by any holder of Series B Shares on account of any dividends either on the Series B Shares so exchanged or on the common shares resulting from such exchange.
     4.5. Shares called for Redemption
          In the case of any Series B Shares which are called for redemption, the Exchange Right thereof shall, notwithstanding anything herein contained, terminate at the close of business on the business day immediately preceding the date fixed for redemption, provided, however, that if the Corporation fails to redeem such Series B Shares in accordance with the notice of redemption the Exchange Right shall thereupon be restored and continue as if such Series B Shares had not been called for redemption.

     4.6. Certificates
          On any exchange of Series B Shares, the certificate or certificates representing the common shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Series B Shares exchanged or in such nominee name or names as such holder may direct in writing (either in the notice referred to in section 4.3 or otherwise) provided that such holder shall pay any applicable security transfer taxes.
4.7. No Fractional Shares
          The Corporation shall not issue fractional shares in satisfaction of the Exchange Right but in lieu thereof may, in respect of any fractional interest resulting from the exercise of the Exchange Right, pay a cash adjustment by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the common shares that are the subject of the Public Offering, Rights Offering or Private Placement on the Toronto Stock Exchange (or, if such common shares are not then listed on the Toronto Stock Exchange, on such other stock exchange on which such common shares are listed as selected by the directors of the Corporation) on the business day immediately preceding the Closing. If such common shares are not listed on any stock exchange, their current market value shall be determined by the directors. If a cash adjustment is to be paid pursuant to the provisions of this section 4.7, the mailing from the Corporation’s registered office to a holder of Series B Shares who has exercised the Exchange Right shall be deemed to be payment of the cash adjustment unless the cheque is not paid upon due presentation. Cash adjustments represented by cheques which have not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable shall be forfeited to the Corporation.
     4.8. Exchange Rate
          The number of Series B Shares to be exchanged for each common share of the Corporation shall be equal to the Exchange Rate. The Exchange Rate is A divided by B, where A is the price per common share which would have been payable by a holder exercising the Exchange Right to acquire common shares of the Corporation in connection with the Public Offering, Rights Offering or Private Placement and B is $25.00.
     4.9. Disputes
          If any question at any time arises with respect to the determination of the number of common shares issuable by the Corporation pursuant to section 4.8, the right of a holder of Series B Shares to exercise the Exchange Right or with respect to the amount of any cash payment to be made in lieu of issuing a fractional share, such question shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of Series B Shares and common shares. In making any such determination, the auditors will be entitled to rely on an opinion of legal counsel or other expert retained by them.
5. Voting Rights
          Subject to the Canada Business Corporations Act, the holders of the Series B Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting other than a meeting of holders of Series B Shares.
6. Liquidation, Dissolution or Winding Up
          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series B Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series B Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series B Shares. After payment to the holders of the Series B Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
7. Interpretation
          In the event that any date on which any dividend on the Series B Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such, other action shall be required to be taken, on or by the next succeeding date that is a business day.
          For the purpose of these share provisions:
(a)	“business day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“junior share” means a share of the Corporation ranking junior to the Series B Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

8. Amendment
          The rights, privileges, restrictions and conditions attaching to the Series B Shares may be added to, changed or removed by Articles of Amendment, but only with the prior approval of the holders of the Series B Shares given as hereinafter specified in addition to any vote or authorization required by law.
9. Approval of Holders
          Any approval of the holders of the Series B Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series B Shares may be given by special resolution signed by all the holders of Series B Shares or passed at a meeting of the holders of Series B Shares duly called and held on at least 21 days’ notice at which the matter in question is carried by the affirmative votes of the holders of not less than two-thirds of the Series B Shares represented and voted at such meeting cast on a poll. The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting each holder of Series B Shares shall be entitled to one vote in respect of each Series B Share held.

SCHEDULE I
CLASS AAA PREFERENCE SHARES SERIES C
Number and Designation of
and Rights, Privileges, Restrictions
and Conditions Attaching to the
Class AAA Preference Shares Series C
          The third series of Class AAA preference shares of the Corporation shall consist of 3,000,000 Class AAA preference shares which shall be designated as Class AAA preference shares Series C (hereinafter referred to as the “Series C Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
          The consideration for the issue of each Series C Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          The holders of the Series C Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, a fixed cumulative preferential cash dividend of $2.00 per share per annum, payable in equal quarterly amounts in lawful money of Canada, on the last day of each of the months of January, April, July and October in each year (the “Dividend Dates”).
          Subject to the immediately preceding paragraph, the amount of the dividend for any period which is less than a full quarter year with respect to any Series C Shares:
(i)	which is issued, redeemed or purchased during a quarter; or

(ii)	where assets of the Corporation are distributed to the holders of the Series C Shares pursuant to Article 6 hereof during a quarter;
shall be equal to the amount calculated by multiplying $0.50 by a fraction of which the numerator is the number of days in such quarter during which such share has been outstanding (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is the number of days in such quarter (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof).

     2.2. Method of Payment
          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series C Shares (less any tax required to be withheld by the Corporation). The mailing from the Corporation’s registered office on or before any Dividend Payment Date of such a cheque to a holder of Series C Shares shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
          If on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series C Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series C Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class AAA preference shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series C Shares, on payment for each share to be redeemed of $25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being hereafter referred to as the “Redemption Price”).
     3.2. Partial Redemption
          In case a part only of the Series C Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from time to time, so determine. If a part only of the Series C Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
     3.3. Method of Redemption
          In any case of redemption of Series C Shares, the Corporation shall at least 30 days before the date specified for redemption send by prepaid mail or deliver to each person who at the date of mailing or delivery is a registered holder of Series C Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series C Shares. Such notice shall be mailed or delivered to each holder of Series C Shares to be redeemed at the last address of such shareholder as it appears on the books of the Corporation, or in the event of the address of any such shareholder not so appearing, then to the address of such shareholder last known to the Corporation; provided that accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series C Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, and the place or places within Canada at which such holders of Series C Shares may present and surrender such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series C Shares to be redeemed, the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series C Shares called for redemption. Payment in respect of Series C Shares being redeemed shall be made by cheques payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.
          The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series C Shares to deposit the Redemption Price of the Series C Shares so called for redemption, or of such of the Series C Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the share in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series C Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series C Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of such Series C Shares upon presentation and surrender of the certificate or certificates representing their Series C Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation.
          From and after the date specified for redemption in any such notice of redemption, the Series C Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed

(including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Exchange Right
     4.1. Right to Exchange
          Subject to the provisions of this Article 4 and to the receipt by the Corporation of all necessary regulatory approvals, the holders of Series C Shares shall have the right (the “Exchange Right”), on each date on which a closing (a “Closing”) occurs of
(a)	a distribution (a “Public Offering”) by the Corporation of its common shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;
to exchange Series C Shares held by them for up to the aggregate number of common shares of the Corporation set forth in section 4.2 below at the Exchange Rate determined in accordance with section 4.8 below.
          For the purpose of this Article 4, “common shares” means the common shares in the capital of the Corporation as such shares were constituted on January 31,1994 and includes shares of any other class of shares of the Corporation (i) resulting from the reclassification or change of the common shares, or (ii) which carry a residual right to participate to an unlimited degree in the Corporation’s earnings and in its assets on liquidation, dissolution or winding-up.
     4.2. Number of Common Shares to which the Exchange Right Relates
          For so long as Hees International Bancorp Inc. (“Hees”) shall be the holder of the Series C Shares, the maximum number of common shares for which Hees may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by Hees and Carena Holdings Inc. (“CHI”) will result in Hees and CHI, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same aggregate percentage of the outstanding common shares that Hees and CHI held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          From and after the date on which Hees shall cease to be the holder of the Series C Shares, the maximum number of common shares for which a holder of Series C Shares may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by such holder will result in such holder, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same percentage of the outstanding common shares that such holder held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          Nothing is this section 4.2 shall require Hees or any other holder of Series C Shares to exchange Series C Shares for the maximum number of common shares (or any lesser number thereof) to which Hees or such holder is otherwise entitled.
     4.3. Exercise of Right to Exchange
          The Exchange Right may be exercised by a holder of Series C Shares by notice in writing given to the Corporation on the business day immediately prior to the day on which a Closing occurs accompanied by the certificate or certificates representing the Series C Shares in respect of which the holder desires to exercise the Exchange Right. Such notice shall be signed by such holder or by a duly authorized agent and shall specify the number of Series C Shares that the holder desires to have exchanged. If less than all the Series C Shares represented by any certificate or certificates accompanying any notice are to be exchanged, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series C Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be exchanged. A holder of Series C Shares who has given a notice to the Corporation as herein provided shall be deemed to have become a holder of the number of common shares in respect of which the exchange right has been exercised on the day on which the Closing occurs.
     4.4. Entitlement to Dividends
          The registered holder of any Series C Share on the record date for any dividend payable on such share shall be entitled to such dividend notwithstanding that such share has been exchanged into common shares after such record date and before the payment date of such dividend, and the registered holder of a common share resulting from such exchange shall be entitled to rank equally per common share with the registered holders of all other common shares of record on any date on or after the date of such exchange.
          Subject to the foregoing, upon exchange of any Series C Shares there shall be no adjustment by the Corporation or by any holder of Series C Shares on account of any dividends either on the Series C Shares so exchanged or on the common shares resulting from such exchange.
     4.5. Shares called for Redemption
          In the case of any Series C Shares which are called for redemption, the Exchange Right thereof shall, notwithstanding anything herein contained, terminate at the close of business on the business day immediately preceding the date fixed for redemption, provided, however, that if the Corporation fails to redeem such Series C Shares in accordance with the notice of redemption the Exchange Right shall thereupon be restored and continue as if such Series C Shares had not been called for redemption.

     4.6. Certificates
          On any exchange of Series C Shares, the certificate or certificates representing the common shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Series C Shares exchanged or in such nominee name or names as such holder may direct in writing (either in the notice referred to in section 4.3 or otherwise) provided that such holder shall pay any applicable security transfer taxes.
     4.7. No Fractional Shares
          The Corporation shall not issue fractional shares in satisfaction of the Exchange Right but in lieu thereof may, in respect of any fractional interest resulting from the exercise of the Exchange Right, pay a cash adjustment by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the common shares that are the subject of the Public Offering, Rights Offering or Private Placement on the Toronto Stock Exchange (or, if such common shares are not then listed on the Toronto Stock Exchange, on such other stock exchange on which such common shares are listed as selected by the directors of the Corporation) on the business day immediately preceding the Closing, If such common shares are not listed on any stock exchange, their current market value shall be determined by the directors. If a cash adjustment is to be paid pursuant to the provisions of this section 4.7, the mailing from the Corporation’s registered office to a holder of Series C Shares who has exercised the Exchange Right shall be deemed to be payment of the cash adjustment unless the cheque is not paid upon due presentation. Cash adjustments represented by cheques which have not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable shall be forfeited to the Corporation.
     4.8. Exchange Rate
          The number of Series C Shares to be exchanged for each common share of the Corporation shall be equal to the Exchange Rate. The Exchange Rate is A divided by B, where A is the price per common share which would have been payable by a holder exercising the Exchange Right to acquire to common shares of the Corporation in connection with the Public Offering, Rights Offering or Private Placement and B is $25.00.
     4.9. Disputes
          If any question at any time arises with respect to the determination of the number of common shares issuable by the Corporation pursuant to section 4.8, the right of a holder of Series C Shares to exercise the Exchange Right or with respect to the amount of any cash payment to be made in lieu of issuing a fractional share, such question shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of Series C Shares and common.

shares. In making any such determination, the auditors will be entitled to rely on an opinion of legal counsel or other expert retained by them.
5. Voting Rights
          Subject to the Canada Business Corporations Act, the holders of the Series C Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting other than a meeting of holders of Series C Shares.
6. Liquidation Dissolution or Winding Up
          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series C Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series C Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series C Shares. After payment to the holders of the Series C Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
7. Interpretation
          In the event that any date on which any dividend on the Series C Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a business day.
          For the purpose of these share provisions:
(a)	“business day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“junior share” means a share of the Corporation ranking, junior to the Series C Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

8. Amendment
          The rights, privileges, restrictions and conditions attaching to the Series C Shares may be added to, changed or removed by Articles of Amendment, but only with the prior approval of the holders of the Series C Shares given as hereinafter specified in addition to any vote or authorization required by law.
9. Approval of Holders
          Any approval of the holders of the Series C Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series C Shares may be given by special resolution signed by all the holders of Series C Shares or passed at a meeting of the holders of Series C Shares duly called and held on at least 21 days’ notice at which the matter in question is carried by the affirmative votes of the holders of not less than two-thirds of the Series C Shares represented and voted at such meeting cast on a poll The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting each holder of Series C Shares shall be entitled to one vote in respect of each Series C Share held.

SCHEDULE J
CLASS AAA PREFERENCE SHARES SERIES D
Number and Designation of
and Rights, Privileges, Restrictions
and Conditions Attaching to the
Class AAA Preference Shares, Series D
          The fourth series of Class AAA preference shares of the Corporation shall consist of 3,000,000 Class AAA preference shares which shall be designated as Class AAA preference shares, Series D (hereinafter referred to as the “Series D Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions;
1. Consideration for Issue
The consideration for the issue of each Series D Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          The holders of the Series D Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, a fixed cumulative preferential cash dividend of $2.00 per share per annum, payable in equal quarterly amounts in lawful money of Canada, on the last day of each of the months of January, April, July and October in each year (the “Dividend Payment Dates”).
          Subject to the immediately preceding paragraph, the amount of the dividend for any period which is less than a full quarter year with respect to any Series D Shares:
(i)	which is issued, redeemed or purchased during a quarter; or

(ii)	where assets of the Corporation are distributed to the holders of the Series D Shares pursuant to Article 6 hereof during a quarter;
shall be equal to the amount calculated by multiplying $0,50 by a fraction of which the numerator is the number of days in such quarter during which such share has been outstanding (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is the number of days in such quarter (including the day at the beginning thereof and excluding the Dividend Payment Date at the end thereof).

     2.2. Method of Payment
          Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being shall be issued in respect of the dividends on the Series D Shares (less any tax required to be withheld by the Corporation). The mailing from the Corporation’s registered office on or before any Dividend Payment Date of such a cheque to a holder of Series D Shares shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
          If on any dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series D Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series D Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          Subject to the provisions of this Article 3 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Class AAA preference shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series D Shares, on payment for each share to be redeemed of $25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being hereafter referred to as the “Redemption Price”).
     3.2. Partial Redemption
          In case a part only of the Series D Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation, from to time, so determine. If apart only of the Series D Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
     3.3. Method of Redemption
          In any case of redemption of Series D Shares, the Corporation shall at least 30 days before the date specified for redemption send by prepaid mail or deliver to each person who at the date of mailing or delivery is a registered holder of Series D Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series D Shares. Such notice shall be mailed or delivered to each holder of Series D Shares to be redeemed at the last address of such shareholder as it appears on the books of the Corporation, or in the event of the address of any such shareholder not so appearing, then to the address of such shareholder last known to the Corporation; provided that accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series D Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, and the place or places within Canada at which such holders of Series D Shares may present and surrender such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series D Shares to be redeemed, the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places within Canada specified in such notice of redemption, of the certificate or certificates representing the Series D Shares called for redemption. Payment in respect of Series D Shares being redeemed shall be made by cheques payable to the holders thereof in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.
          The Corporation shall have the right at any time after the mailing or delivery of notice of its intention to redeem Series D Shares to deposit the Redemption Price of the Series D Shares so called for redemption, or of such of the Series D Shares which are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada named in such notice or in a subsequent notice to the holders of the shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of Series D Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series D Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of such Series D Shares upon presentation and surrender of the certificate or certificates representing their Series D Shares being redeemed. Any interest allowed on any such deposit shall belong to the Corporation.
          From and after the date specified for redemption in any such notice of redemption, the Series D Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain, unclaimed

(including moneys held on deposit in a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Exchange Right
     4.1. Right to Exchange
          Subject to the provisions of this Article 4 and to the receipt by the Corporation of all necessary regulatory approvals, the holders of Series D Shares shall have the right (the “Exchange Right”), on each date on which a closing (a “Closing”) occurs of:
(a)	a distribution (a “Public Offering”) by the Corporation of its common shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;
to exchange Series D Shares held by them for up to the aggregate number of common shares of the Corporation set forth in section 4.2 below at the Exchange Rate determined in accordance with section 4.8 below,
          For the purpose of this Article 4, “common shares” means the common shares in the capital of the Corporation as such shares were constituted on July 24, 1992 and includes shares of any other class of shares of the Corporation (i) resulting from the reclassification or change of the common shares, or (ii) which carry a residual right to participate to an unlimited degree in the Corporation’s earnings and in its assets on liquidation, dissolution or winding-up.
     4.2. Number of Common Shares to which the Exchange Rate Relates
          For so long as Hees International Bancorp Inc. (“Hees”) shall be the holder of the Series D Shares, the maximum number of common shares for which Hees may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by Hees and Carena Holdings Inc. (“CHI”) will result in Hees and CHI, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same aggregate percentage of the outstanding common shares that Hees and CHI held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          From and after the date on which Hees shall cease to be the holder of the Series D Shares, the maximum number of common shares for which a holder of Series D Shares may exercise the Exchange Right on the date of a Closing shall be equal to that number of common shares which, when added to the common shares then held directly or indirectly by such holder will result in such holder, after giving effect to the Closing and the exercise of the Exchange Right, holding directly or indirectly the same percentage of the outstanding common shares that such holder held directly or indirectly on the business day immediately preceding the day on which the Closing occurs.
          Nothing in this section 4.2 shall require Hees or any other holder of Series D Shares to exchange Series D Shares for the maximum number of common shares (or any lesser number thereof) to which Hees or such holder is otherwise entitled.
     4.3. Exercise of Right to Exchange
          The Exchange Right may be exercised by a holder of Series D Shares by notice in writing given to the Corporation on or before the business day immediately prior to the day on which a Closing occurs, accompanied by the certificate or certificates representing the Series D Shares in respect of which the holder desires to exercise the Exchange Right, Such notice shall be signed by such holder or by a duly authorized agent and shall specify the number of Series D Shares that the holder desires to have exchanged. If less than all the Series D Shares represented by any certificate or certificate accompanying any notice are to be exchanged, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series D Shares comprised in the certificate or certificates surrendered as aforesaid, which are not to be exchanged, A holder of Series D Shares who has given a notice to the Corporation as herein provided shall be deemed to have become a holder of the number of common shares in respect of which the Exchange Right has been exercised on the day on which the Closing occurs.
     4.4. Entitlement to Dividends
          The registered holder of any Series D Share on the record date for any dividend payable on such share shall be entitled to such dividend notwithstanding that such share has been exchanged into common shares after such record date and before the payment date of such dividend, and the registered holder of a common share resulting from such exchange shall be entitled to rank equally per common share with the registered holders of all other common shares of record on any date on or after the date of such exchange.
          Subject to the foregoing, upon exchange of any Series D Shares there shall be no adjustment by the Corporation or by any holder of Series D Shares on account of any dividends either on the Series D Shares so exchanged or on the common shares resulting from such exchange.
     4.5. Shares Called for Redemption
          In the case of any Series D Shares which are called for redemption, the Exchange Right thereof shall, notwithstanding anything herein contained, terminate at the close of business on the business day immediately preceding the date fixed for redemption, provided, however, that if the Corporation fails to redeem such Series D Shares in accordance with the notice of redemption the Exchange Right shall thereupon be restored and continue as if such Series D Shares had not been called for redemption.

     4.6. Certificates
          On any exchange of Series D Shares, the certificate or certificates representing the common shares of the Corporation resulting therefrom shall be issued at the expense of the Corporation in the name of the holder of the Series D Shares exchanged or in such nominee name or names as such holder may direct in writing (either in the notice referred to in section 4.3 or otherwise) provided that such holder shall pay any applicable security transfer taxes.
     4.7. No Fractional Shares
          The Corporation shall not issue fractional shares in satisfaction of the Exchange Right but in lieu thereof may, in respect of any fractional interest resulting from the exercise of the Exchange Right, pay a cash adjustment by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being. The amount of any cash adjustment shall equal the current market value of such fractional interest computed on the basis of the last board lot sale price (or average of the bid and asked prices if there were no sales) per share for the common shares that are the subject of the Public Offering, Rights Offering or Private Placement on the Toronto Stock Exchange (or, if such common shares are not then listed on the Toronto Stock Exchange, on such other stock exchange on which such common shares are listed as selected by the directors of the Corporation) on the business day immediately preceding the Closing. If such common shares are not listed on any stock exchange, their current market value shall be determined by the directors, If a cash adjustment is to be paid pursuant to the provisions of this section 4.7, the mailing from the Corporation’s registered office to a holder of Series D Shares who has exercised the Exchange Right shall be deemed to be payment of the cash adjustment unless the cheque is not paid upon due presentation. Cash adjustments represented by cheques which have not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which the same became payable shall be forfeited to the Corporation.
     4.8. Exchange Rate
          The number of Series D Shares to be exchanged for each common share of the Corporation shall be equal to the Exchange Rate. The Exchange Rate is A divided by B, where A is the price per common share which would have been payable by a holder exercising the Exchange Right to acquire common shares of the Corporation in connection with the Public Offering, Rights Offering or Private Placement and B is $25.00.
     4.9. Disputes
          If any question at any time arises with respect to the determination of the number of common shares issuable by the Corporation pursuant to section 4.8, the right of a holder of Series D Shares to exercise the Exchange Right or with respect to the amount of any cash payment to be made in lieu of issuing a fractional share, such question shall be conclusively determined by the auditors from time to time of the Corporation and shall be binding upon the Corporation and all shareholders, transfer agents and registrars of Series D Shares and common shares. In making any such determination, the auditors will be entitled to rely on an opinion of legal counsel or other expert retained by them.
     5. Voting Rights
          Subject to the Canada Business Corporations Act, the holders of the Series D Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting other than a meeting of holders of Series D Shares.
     6. Liquidation,Dissolution or Winding Up
          In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series D Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 per Series D Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment, the whole before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of shares of any class of the Corporation ranking as to capital junior to the Series D Shares. After payment to the holders of the Series D Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
     7. Interpretation
          In the event that any date on which any dividend on the Series D Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a business day.
          For the purpose of these share provisions:
(a)	“business day” means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;

(b)	“junior share” means a share of the Corporation ranking junior to the Series D Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	“ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

8. Amendment
          The rights, privileges, restrictions and conditions attaching to the Series D Shares may be added to, changed or removed by Articles of Amendment, but only with the prior approval of the holders of the Series D Shares given as hereinafter specified in addition to any vote or authorization required by law.
9. Approval of Holders
          Any approval of the holders of the Series D Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series D Shares my be given by special resolution signed by all the holders of Series D Shares or passed at a meeting of the holders of Series D Shares duly called and held on at least 21 days’ notice at which the matter in question is earned by the affirmative votes of the holders of not less than two-thirds of the Series D Shares represented and voted at such meeting cast on a poll. The formalities to be observed with respect to the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting each holder of Series D Shares shall be entitled to one vote in respect of each Series D Share held.

SCHEDULE K
CLASS AAA PREFERENCE SHARES SERIES E
Number and Designation of
and Rights, Privileges, Restrictions
and Conditions Attaching to the
Class AAA Preference Shares, Series E
          The fifth series of Class AAA preference shares of the Corporation shall consist of 12,000,000 preference shares which shall be designated as Class AAA preference shares, Series E (hereinafter referred to as the “Series E Shares”) and which, in addition to the rights, privileges, restrictions and conditions attached to the Class A preference shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration For Issue
     1.1. The consideration for the issue of each Series E Preference Share shall be $25.00.
2. Dividends
     2.1. Payment of Dividends
          Holders of Series E Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends in lawful money of Canada at the Dividend Rate. Dividends on the Series E Shares shall accrue on a day-to-day basis from the date of issue thereof, shall be calculated from day-to-day on the basis of a 365-day or 366-day year, as the case may be, for the actual number of days elapsed, and shall be payable on the last day of March, June, September and December in each year (the “Dividend Payment Dates”). The amount of each such dividend shall be calculated by applying the Dividend Rate to the Amount Paid Up for the period from and including the last Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.
          For the purposes hereof, the following terms shall have the following meanings, respectively;
(a)	“Amount Paid Up” means $25.00 plus such additional amount or amounts as may be deemed to be paid on each Series E Share pursuant to the provisions of paragraph 2.2 below:

(b)	“Average Prime Rate” means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of the percent (0.01%) of the Daily Prime Rate for each business day during such period;

(c)	“Daily Prime Rate” means, on any business day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by the Canadian Imperial Bank of Commerce (or, failing the establishment and announcement of such a reference rate by Canadian Imperial Bank of Commerce, the reference rate established and announced by The Toronto Dominion Bank) on such business day to determine the rates of interest on Canadian dollar loans to its customers in Canada and designated as its prime rate; and

(d)	’Dividend Rate” expressed on a per annum basis, with respect to the dividends payable on any Dividend Payment Date means seventy percent (70%) of the Average Prime Rate during the three calendar months ending on the last day of the calendar month immediately preceding the month during which the Dividend Payment Date occurs.
     2.2. Method of Payment
          Cheques payable in lawful money of Canada at any branch in Canada of the Corporation’s bankers shall be issued in respect of the dividends on the Series E Shares (less any tax required to be withheld by the Corporation), provided that the Corporation and any particular holder of Series E Shares may agree on some other means for payment of dividends to such holder. The mailing from the Corporation’s registered office on or before any Dividend Payment Date of such a cheque to a holder of Series E Shares shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
          If, by reason of insolvency provisions of applicable law or for any other reason, on any Dividend Payment Date the dividends accrued to such date are not paid in full on all of the Series E Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the board of directors of the Corporation. The holders of the Series E Shares shall not be entitled to any dividends other than or in excess of the fixed cumulative preferential cash dividends herein provided for.
3. Redemption
     3.1. Optional Redemption
          Subject to the provisions of this Article 3 and Article 5 and to the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series E Shares, the Corporation may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series E Shares on payment for each share to be redeemed of $25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date (the whole constituting and being herein referred to as the “Redemption Price”).
     3.2. Partial Redemption
          In case a part only of the Series E Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Corporation in its sole discretion determines or in such other manner as the board of directors of the Corporation in its sole discretion determines to be equitable. If a part only of the Series B Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.
     3.3. Method of Redemption
          In any case of redemption of Series E Shares, the Corporation shall, at least 30 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series E Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series E Shares. Such notice shall be mailed or delivered to each holder of Series E Shares to be redeemed at the last address of such holder as it appears on the securities register of the Corporation, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Corporation. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series E Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption, whether the Series E Shares are convertible into another series of preference shares at the date of the mailing of the notice and the place or places in Canada at which holders of Series E Shares may present and surrender the certificate or certificates representing such shares for redemption.
          On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series E Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series E Shares called for redemption. Payment in respect of Series E Shares being redeemed shall be made by cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Corporation’s bankers.
          The Corporation shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series E Shares, to deposit the Redemption Price of the Series E Shares so called for redemption, or of such of the Series E Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, or which have not, at the date of such deposit, been surrendered by the holders thereof for conversion into another series of preference shares if the Series E Shares are convertible into another such series at that time in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series E Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series E Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series E Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series E Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Corporation.
          From and after the date specified for redemption in any notice of redemption, the Series E Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Corporation and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Retraction Privilege
     4.1. Right to Require Retraction
          The Series E Shares may be tendered at any time for retraction. In order to elect to have the Corporation redeem Series E Shares pursuant to this retraction privilege, a holder of Series E Shares must tender to the Corporation, at its registered office, the certificate or certificates representing the Series E Shares which the holder wishes the Corporation to redeem together with a written notice (a “Retraction Notice”) specifying the date (not less than 10 business days following the delivery of the Retraction Notice to the Corporation) upon which such Series E Shares are to be redeemed (the “Retraction Date”).
     4.2. Retraction Procedure
          The Corporation shall redeem Series E Shares duly tendered pursuant to the above retraction privilege at a price equal to $25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the Retraction Date (the whole constituting and being herein referred to as the “Retraction Price”). Such tender shall be irrevocable unless payment of the Retraction Price shall not be duly made by the Corporation to the holder on or before the Retraction Date. In the event that payment of the Retraction Price is not made by the

Corporation on or before the Retraction Date, the Corporation shall forthwith thereafter return the holder’s deposited share certificate or certificates to the holder.
          Subject to section 4.3 and Article 5, the Corporation shall redeem all the Series E Shares tendered pursuant to the above retraction privilege. If a holder of Series E Shares wishes to tender for redemption pursuant to the above retraction privilege a part only of the Series E Shares represented by any certificate or certificates, the holder may deposit the certificate or certificates and at the same time advise the Corporation in writing as to the number of Series E Shares with respect to which tender is being made, and the Corporation shall issue and deliver to such holder at the expense of the Corporation a new certificate representing the Series E Shares which are not being tendered.
          The provisions of Article 3 shall apply to any redemption pursuant to this Article 4 except to the extent that such provisions are inconsistent with the provisions of this Article 4.
     4.3. Retraction Subject to Applicable Law
          If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series E Shares, the Corporation is not permitted to redeem all of the Series E Shares duly tendered pursuant to the above retraction privilege, the Corporation shall redeem only the maximum number of Series E Shares (rounded to the next lower multiple of 1,000 shares) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. Such redemption shall be made pro rata, disregarding fractions of shares, from each holder of tendered Series E Shares according to the number of Series E Shares tendered for redemption by each such holder and the Corporation shall issue and deliver to each such holder at the expense of the Corporation a new certificate representing the Series E Shares not redeemed by the Corporation.
          If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Corporation ranking prior to the Series E Shares, the Corporation fails to redeem all of the Series E Shares duly tendered pursuant to the above retraction privilege, then the Corporation shall redeem on each Dividend Payment Date thereafter, from Series E Shares tendered for redemption by the holders thereof on or before the 30th day preceding such Dividend Payment Date in the same manner as set forth in section 4.2, the lesser of (i) the number of Series E Shares so tendered, and (ii) the number of Series E Shares (rounded to the next lower multiple of 1,000 shares and selected pro rata, disregarding fractions of shares, from each holder of tendered Series E Shares according to the number of Series E Shares tendered by each such holder) which the board of directors of the Corporation determines the Corporation is then permitted to redeem. The Corporation shall be under no obligation to give any notice to the holders of Series E Shares in respect of the redemptions provided for in this paragraph.
          So long as the board of directors of the Corporation has acted in good faith in making any of the determinations referred to above as to the number of Series E Shares which the Corporation is permitted at any time to redeem, neither the Corporation nor the directors shall have any liability in the event that any such determination proves to be inaccurate.
5. Voting Rights
     5.1. Except as herein referred to or as required by law, the holders of the Series E Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.
6. Liquidation, Dissolution or Winding-Up
     6.1. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series E Shares shall be entitled to receive from the assets of the Corporation a sum equal to $25.00 for each Series E Share held by them respectively, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After payment to the holders of the Series E Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.
7. Interpretation
     7.1. In the event that any date on which any dividend on the Series E Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation or the holders of Series E Shares hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a business day.
     7.2. For the purpose of these share provisions:
7.2.1. “business day” means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located;
7.2.2. “junior share” means a share of the Corporation ranking junior to the Series E Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and
7.2.3. “ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

8. Amendment
     8.1. The rights, privileges, restrictions and conditions attached to the Series E Shares may be added to, changed or removed by Articles of Amendment, but only with the approval of the holders of the Series E Shares given as hereinafter specified in addition to any vote or authorization required by law.
9. Approval of Holders of the Series E Preference Shares
     9.1. The approval of the holders of the Series E Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Series E Shares as a series or in respect of any other matter requiring the consent of the holders of the Series E Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of the Series E Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Series E Shares duly called for that purpose.
          The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders in the rights, privileges, restrictions and conditions attached to the Class AAA Preference Shares as a class, or if not so prescribed, as required by the Canada Business Corporations Act as in force at the time of the meeting or as otherwise required by law. On every poll taken at every meeting of holders of Series E Shares as a series, each holder of Series E Shares entitled to vote thereat shall have one vote in respect of each Series E Share held.

SCHEDULE L
(a)	Without restricting the generality of Section 189 of the Canada Business Corporations Act, the Corporation shall have the power to hypothecate, mortgage or pledge any property, moveable or immoveable, present or future, wheresoever situate, for the purpose of securing any bonds or debentures which it is by law entitled to issue.
(b) The articles of the Corporation be amended to provide that every shareholder of the Corporation entitled to vote at an election of directors has the right to cast thereat a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in such manner as he sees fit, and where he has voted for more than one candidate without specifying the distribution of his votes among such candidates, he shall be deemed to have divided his votes equally among the candidates for whom he voted.
(c) The articles of the Corporation are hereby amended to permit meetings of the shareholders to be held at any place within Canada, as the directors in their discretion decide from time to time, or in the United States in the following cities: New York, New York; Boston, Massachusetts; Denver, Colorado; Minneapolis, Minnesota; San Francisco, Los Angeles or San Diego, California; Washington, D.C.; or Miami, Florida.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifies:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☑	b)	en vertu de l’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☐	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de l’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

September 23, 2002 / le 23 septembre 2002

Director — Director	Date of Amendment — Date de modification

Industry Canada	Industrie Canada

		FORM 4	FORMULE 4
Canada Business	Loi canadienne sur	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	les sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1 — Name of the Corporation — Dénomination sociate de la sociate	2 — Corporation No. — N* de la société

Brookfield Properties Corporation	746053

3 — The articles of the above-named corporation are amended as follows:	Les status de la société mentionné ci-dessus sont modifiés de la facon suivante:
The articles of the Corporation are amended to create the sixth series of Class AAA Preference Shares of the Corporation by designating 8,000,000 of such shares as “Class AAA Preference Shares, Series F”, which shares shall have rights, privileges, restrictions and conditions set out in the attached Schedule.

Date	Signature	4 — Capacity of-En qualité de
September 23, 2002	/s/ STEVE DOUGLAS	Vice-President

For Departmental Use Only	Printed Name-Nom en letters moulées
A l’usage ministéré seuiement
Filed Sep. 23, 2002
Déposée

IC 3069(2001/11)	DSG 11/2001

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Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series F
     The sixth series of Class AAA Preference Shares of the Corporation shall consist of 8,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series F (hereinafter referred to as the “Series F Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions;
1. Consideration for Issue
     The consideration for the issue of each Series F Share shall be $25.00.
2. Dividends
     For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series F Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series F Shares up to but excluding December 31, 2002 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.1. Payment of Dividends
     Holders of Series F Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series F Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1.50 per Series F Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

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     2.2. Method of Payment
     Series F Dividends shall (except in case of redemption in which case payment of Series F Dividends shall be made on surrender of the certificate representing the Series F Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series F Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series F Dividends accrued to such date are not paid in full on all of the Series F Shares then outstanding, such Series F Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series F Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.4. Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series F Shares up to but excluding December 31, 2002 (the “Initial Dividend Period”), a dividend in an amount per Series F Share equal to the amount obtained (rounded to four decimal places) when $1.50 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series F Shares up to but excluding December 31, 2002 and the denominator of which is 365. The Series F Dividend payable for the Initial Dividend Period, payable as of December 31, 2002, as calculated by this method shall be $0.3986 per Series F Share; and

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series F Share equal to

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the amount obtained (rounded to four decimal places) when $1.50 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.
3. Redemption
     3.1. Optional Redemption
     The Corporation may not redeem any of the Series F Shares prior to September 30, 2009. On or after this date, subject to the terms of any shares ranking prior to the Series F Shares, to applicable law and to the provisions described under Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series F Shares by the payment of an amount in cash for each such Series F Share 80 redeemed equal to:
(a)	$25.75 if redeemed before September 30, 2010;

(b)	$25.50 if redeemed on or after September 30, 2010, but before September 30, 2011;

(c)	$25.25 if redeemed on or after September 30, 2011, but before September 30, 2012; and

(d)	$25.00 if redeemed on or after September 30, 2012;
in each case, together with all accrued and unpaid Series F Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2. Partial Redemption
     If less than all of the then outstanding Series F Shares are at any time to be redeemed, then the particular Series F Shares to be redeemed shall be selected on a pro rata basis.
     3.3. Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series F Shares to each person who at the date of giving such notice is the Holder of Series F Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series F Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series F Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the

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Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series F Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series F Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series F Shares called for redemption shall cease to be entitled to Series F Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series F Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Conversion of Series F Shares
     4.1. Conversion at the Option of the Corporation
     The Series F Shares shall not be convertible at the option of the Corporation prior to September 30, 2009. On and after September 30, 2009, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series F Shares into that number of freely tradeable Common Shares (per Series F Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the

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Corporation’s Conversion Date, by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or, if the Common Shares do not trade on the Toronto Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series F Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series F Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series F Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdictions.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series F Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series F Shares are at any time to be converted at the option of the Corporation, then the particular Series F Shares to be so converted shall be selected on a pro rata basis.
     Series F Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series F Shares that are the subject of a Holder’s Conversion Notice under Section 4.2 below.
     4.2. Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after March 31, 2013, Holders, upon notice as hereinafter described, may convert all or any part of the then outstanding Series F Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series F Share) by dividing $25.00, together with all accrued and unpaid Series F Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of

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$2.00 and 95% of the Current Market Price, Fractional Common Shares will not be issued on any conversion of Series F Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series F Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series F Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series F Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series F Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series F Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series F Shares as herein provided shall cease and terminate in that event.
     4.3. Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series F Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series F Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series F Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series F Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of die issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4.1 or Section 4.2 above,

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as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.
     If on any conversion under Section 4.1 or 4.2, less than all of the Series F Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series F Shares shall be issued by the Corporation without cost to the Holder.
     the Holder of any Series F Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series F Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby, provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4. Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described is this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to

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be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series F Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series F Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 4.4 shall be made by cheque in accordance with Section 4.5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5 Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5. Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series F Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series F Shares) on any shares of the Corporation ranking as to dividends junior to the Series F Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series F Shares;

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(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series F Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series F Shares; or

(e)	issue any additional Series F Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series F Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series F Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series F Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6. Purchase for Cancellation
     Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series F Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series F Share, plus an amount equal to all accrued and unpaid Series F Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amount; shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series F Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8. Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA Preference Shares as a class and meetings of the holders of the Series F Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series F Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to

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the payment of Series F Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series F Share until all such arrears of Series F Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.
9. Modifications
     The provisions attaching to the Series F Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10. Approval of Holders of Series F Shares
     10.1. Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series F Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series F Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting the Holders(s) of Series F Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one vote in respect of each Series F Share held.
     10.2. Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one vote in respect of each Series F Share held.

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11. Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI.1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series F Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders of the Series F Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series F Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series F Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such

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cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.
13. Interpretation
     In the provisions herein contained attaching to the Series F Shares:
(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series F Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series F Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series F Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	"Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series F Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series F Shares. Beneficial owners of Series F Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada                                            Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifies:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les soeiétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

June 9, 2003/le 9 juin 2003

Director — Directeur	Date of Amendment — Date de modification

Industry Canada	Industrie Canada

		FORM 4	FORMULE 4
Canada Business	Loi canadienne sur les	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1. Name of the Corporation — Denomination société de la societe	2 — Corporation No. — N* de la societe

BROOKFIELD PROPERTIES CORPORATION	0746053

3 — The articles of the above-named corporation are amended as follows:	Les status de la société mentionnée ci-dassus sont modifies de la fapon sulvante ;
The articles of the Corporation are amended to create a new Class of shares to be designated as Class AAA Preference Shares, Series G and to have the rights, privileges, restrictions and conditions as set fourth on page 1A to 1L.

Date	Signature	4 — Capacity of — En qualite de
June 6, 2003	/s/ J. Bruce Flatt	Director

For Departmental Use only	Printed Name-Nomen letters
A l’usage du ministére sruiement	J. Bruce Flatt
Field Jan — 9 2003
Déposee

IC 3069(2001/11)	DSG 11/2001

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Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series G
     The seventh series of Class AAA Preference Shares of the Corporation shall consist of 6,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series G (hereinafter referred to as the “Series G Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
     The consideration for the issue of each Series G Share shall be US$25.00.
2. Dividends
     For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series G Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series G Shares up to but excluding September 30, 2003 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.1. Payment of Dividends
     Holders of Series G Shares (the “Holder”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series G Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of US$1.3125 per Series G Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

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     2.2. Method of Payment
     Series G Dividends shall (except in case of redemption in which case payment of Series G Dividends shall be made on surrender of the certificate representing the Series G Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series G Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series G Dividends accrued to such date are not paid in full on all of the Series G Shares then outstanding, such Series G Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series G Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.4. Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series G Shares up to but excluding September 30, 2003 (the “Initial Dividend Period”), a dividend in an amount per Series G Share equal to the amount obtained (rounded to four decimal places) when US$1.3125 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series G Shares up to but excluding September 30, 2003 and the denominator of which is 365. The Series G Dividend payable for the Initial Dividend Period, payable as of September 30, 2003, as calculated by this method shall be US$0.39555 per Series G Share; and

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series G Share equal to

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the amount obtained (rounded to four decimal places) when US$1.3125 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.
3. Redemption
     3.1. Optional Redemption
     The Corporation may not redeem any of the Series G Shares prior to June 30, 2011. On or after this date, subject to the terms of any shares ranking prior to the Series G Shares, to applicable law and to the provisions described in Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series G Shares by the payment of an amount in cash for each such Series G Share so redeemed equal to:
(a)	US$26.00 if redeemed before June 30, 2012;

(b)	(b) US$25,67 if redeemed on or after June 30, 2012, but before June 30, 2013;

(c)	USS25.33 if redeemed on or after June 30, 2013, but before June 30, 2014; and

(d)	US$25.00 if redeemed on or after June 30, 2014;
in each case, together with all accrued and unpaid Series G Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2. Partial Redemption
     If less than all of the then outstanding Series G Shares are at any time to be redeemed, then the particular Series G Shares to be redeemed shall be selected on a pro rota basis.
     3.3. Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series G Shares to each person who at the date of giving such notice is the Holder of Series G Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series G Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series G Shares held by the person to whom it is, addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and

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surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series G Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series G Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series G Shares called for redemption shall cease to be entitled to Series G Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series G Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Conversion of Series G Shares
     4.1. Conversion at the Option of the Corporation
     The Series G Shares shall not be convertible at the option of the Corporation prior to June 30, 2011. On and after June 30, 2011, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series G Shares into that number of freely tradeable Common Shares (per Series G Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s

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Conversion Date, by the greater of US$2.00 and 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (or, if the Common Shares do not trade on the New York Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series G Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series G Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series G Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series G Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series G Shares are at any time to be converted at the option of the Corporation, then the particular Series G Shares to be so converted shall be selected on a pro rata basis.
     Series G Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series G Shares that are the subject of a Holder’s Conversion Notice under Section 4.2 below.
     4.2. Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after September 30, 2015, Holders, upon notice as hereinafter described, may convert all or any part of the then outstanding Series G Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series G Share) by dividing US$25.00, together with all accrued and unpaid Series G Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by

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the greater of US$2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Series G Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series G Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series G Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series G Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series G Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series G Shares as herein provided shall cease and terminate in that event.
     4.3. Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series G Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series G Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series G Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places),

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produced by the conversion formula set forth in Section 4.1 or Section 4.2 above, as the case may be, multiplied by the greater of US$2.00 and 95% of the then Current Market Price.
     If on any conversion under Section 4.1 or 4.2, less than all of the Series G Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series G Shares shall be issued by the Corporation without cost to the Holder.
     The Holder of any Series G Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series G Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4. Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.

-1H-
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series G Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to US$25.00 plus all accrued and unpaid Series G Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 4.4 shall be made by cheque in accordance with Section 4.5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5. Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of the United States at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5. Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series G Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series G Shares) on any shares of the Corporation ranking as to dividends junior to the Series G Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series G

-1I-
Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series G Shares;
(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series G Shares then outstanding;

(d)	EXCEPT pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series Shares; or

(e)	issue any additional Series G Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series G Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series G Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series G Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6. Purchase for Cancellation
     Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series G Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to US$25.00 per Series G Share, plus an amount equal to all accrued and unpaid Series G Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series G Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8. Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA Preference Shares as a class and meetings of the holders of

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the Series G Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series G Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of Series G Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series G Share until all such arrears of Series G Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.
9. Modifications
     The provisions attaching to the Series G Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10. Approval of Holders of Series G Shares
     10.1. Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution-signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series G Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series G Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series G Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one vote in respect of each Series G Share held.
     10.2. Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjournned meeting of holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law.

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On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one vote in respect of each Series G Share held.
11. Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI. 1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series G Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders of the Series G Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series G Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

-1L-
(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series G Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not heretofore delivered to such Holder, shall be sent by mail as herein provided.
13. Interpretation
     In the provisions herein contained attaching to the Series G Shares:
(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series G Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series G Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“In priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs’; and

(c)	in the event that any date on which any dividend on the Series G Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	“Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series G Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series G Shares. Beneficial owners of Series G Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada	Industrie Canada
Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les sociétés par actions, conformémént à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une sérié d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

October 8, 2003 / le 8 octobre 2003

Director — Directeur			Date of Amendment — Date de modification

Industry Canada	Industrie Canada
		FORM 4	FORMULE 4
Canada Business	Loi canadienne sur	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	les sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1— Name of the Corporation — Denomination sociale de la société	2 — Corporation No. — N* da la société
Brookfield Properties Corporation
0746053

3— The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionéé ci-dessus sont modifiés de la façon suivante:
The articles of the Corporation are amended to create a new class of shares to be designated as Class AAA Preference Shares, Series H and to have the rights, privileges, restrictions and conditions as set forth on pages 1A to 1L.

Date	Signature	4 — Capacity of — En qualité de
October 7, 2003	/s/ Steve Douglas	Chief Financial Officer

For Departmental Use Only	Printed Name — Nom en lettres moulées
A l’usage du ministére reuiement Filed Oct 08 2003 Déposee Oct. 08 2003	Steve Douglas

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Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series H
     The eighth series of Class AAA Preference Shares of the Corporation shall consist of 8,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series H (hereinafter referred to as the “Series H Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1.	Consideration for Issue

The consideration for the issue of each Series H Share shall be $25.00.

2.	Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series H Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series H Shares up to but excluding December 31, 2003 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.1. Payment of Dividends
     Holders of Series H Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series H Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1,4375 per Series H Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

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     2.2. Method of Payment
     Series H Dividends shall (except in case of redemption in which case payment of Series H Dividends shall be made on surrender of the certificate representing the Series H Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12.) a cheque for such Series H Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.3. Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series H Dividends accrued to such date are not paid in full on all of the Series H Shares then outstanding, such Series H Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series H Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.4. Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series H Shares up to but excluding December 31, 2003 (the “Initial Dividend Period”), a dividend in an amount per Series H Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series H Shares up to but excluding December 31, 2003 and the denominator of which is 365. The Series H Dividend payable for the Initial Dividend Period, payable as of September 30, 2003, as calculated by this method shall be $0.30325 per Series H Share; and

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series H Share equal to

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the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.
3.	Redemption
     3.1. Optional Redemption
     The Corporation may not redeem any of the Series H Shares prior to December 31, 2011. On or after this date, subject to the terms of any shares ranking prior to the Series H Shares, to applicable law and to the provisions described in Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series H Shares by the payment of an amount in cash for each such Series H Share so redeemed equal to:
(a)	$26.00 if redeemed before December 31, 2012;

(b)	$25.67 if redeemed on or after December 31, 2012, but before December 31, 2013;

(c)	$25.33 if redeemed on or after December 31, 2013, but before December 31, 2014; and

(d)	$25.00 if redeemed on or after December 31, 2014;
in each case, together with all accrued and unpaid Series H Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2. Partial Redemption
     If less than all of the then outstanding Series H Shares are at any time to be redeemed, then the particular Series H Shares to be redeemed shall be selected on a pro rata basis.
     3.3. Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series H Shares to each person who at the date of giving such notice is the Holder of Series H Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series H Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series H Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the

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Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series H Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series H Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series H Shares called for redemption shall cease to be entitled to Series H Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series H Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4.	Conversion of Series H Shares
     4.1. Conversion at the Option of the Corporation
     The Series H Shares shall not be convertible at the option of the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series H Shares into that number of freely tradeable Common Shares (per Series H Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter

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defined), together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or, if the Common Shares do not trade on the Toronto Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series H Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series H Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series H Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series H Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series H Shares are at any time to be converted at the option of the Corporation, then the particular Series H Shares to be so converted shall be selected on a pro rata basis.
     Series H Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series H Shares that are the subject of a Holder’s Conversion Notice under Section 4.2 below.
     4.2. Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after December 31, 2015, Holders, upon notice as hereinafter described, may convert all or any part of the then outstanding Series H Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series H Share) by dividing $25.00, together with all accrued and unpaid Series H Dividends (for

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greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 and 95% of the Current Market Price, Fractional Common Shares will not be issued on any conversion of Series H Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series H Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series H Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”), The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series H Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series H Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series H Shares as herein provided shall cease and terminate in that event.
     4.3. Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series H Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series H Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series H Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

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(b)	in lieu of the issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4.1 or Section 4.2 above, as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.
     If on any conversion under Section 4.1 or 4.2, less than all of the Series H Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series H Shares shall be issued by the Corporation without cost to the Holder.
     The Holder of any Series H Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series H Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common. Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4. Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.

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     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series H Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series H Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date, Payment under this Section 4.4 shall be made by cheque in accordance with Section 4.5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5. Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5.	Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series H Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series H Shares) on any shares of the Corporation ranking as to dividends junior to the Series H Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or

- 1I -
make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series H Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series H Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Shares; or

(e)	issue any additional Series H Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series H Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series H Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series H Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6.	Purchase for Cancellation
      Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series H Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series H Share, plus an amount equal to all accrued and unpaid Series H Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series H Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8.	Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA Preference Shares as a class and meetings of the holders of the Series H Shares as a series) to receive notice of, attend at, or vote at any meeting of

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shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series H Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of Series H Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series H Share until all such arrears of Series H Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.
9.	Modifications
     The provisions attaching to the Series H Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10.	Approval of Holders of Series H Shares
     10.1. Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series H Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series H Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series H Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one vote in respect of each Series H Share held.
     10.2. Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one vote in respect of each Series H Share held.

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11.	Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI.1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series H Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, seat or made if delivered or if seat by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation, Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders of the Series H Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series H Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot he found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series H Shares at its principal offices in the cities of Vancouver, Toronto and Montreal,

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and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.
13. Interpretation
     In the provisions herein contained attaching to the Series H Shares:
(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series H Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series H Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series H Shares is payable by the Corporation, or arty date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	“Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series H Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series H Shares. Beneficial owners of Series H Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numero de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés;

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les soeiétés par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☑	b)	en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

December 23, 2003/le 23 décembre 2003

Director — Directeur	Date of Amendment — Date de modification

Industry Canada	Industrie Canada	FORM 4	FORMULE 4
Canada Business	Loi canadienne sur	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	les sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1. Name of the Corporation — Dénomination société de la société	2 — Corporation No, — N* de la société

BROOKFIELD PROPERTIES CORPORATION	0746053

3. The articles of the above-named corporation are amended as follows:	Les status de la société mentionéé ci-dassus sont modifiés de la fapon sulvante ;
The articles of the Corporation are amended to create the ninth series of Class AAA Preference Shares of the Corporation by designating 8,000,000 of such shares as “Class AAA Preference Shares, Series I”, which shares shall have the rights, privileges, restrictions and conditions set out in the attached Schedule A.

Date	Signature	4 — Capacity of En qualite de
December 22, 2003	/s/ Craig J. Laurie	Senior Vice President & CFO

For Departmental Use only	Printed Name - Nomen letters mouices
A l’usage ministere seuiement	CRAIG J. LAURIE
Field Jan — 6 2004
Deposee

IC 3069(2001/11)	DSG 11/2001

SCHEDULE A
Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series 1
     The ninth series of Class AAA Preference Shares of the Corporation shall consist of 8,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series I (hereinafter referred to as the “Series I Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
     The consideration for the issue of each Series I Share shall be $25.00.
2. Dividends
     For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series I Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series I Shares up to but excluding March 31, 2004 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.2 Payment of Dividends
     Holders of Series I Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series I Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1.30 per Series I Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

     2.3 Method of Payment
     Series I Dividends shall (except in case of redemption in which case payment of Series I Dividends shall be made on surrender of the certificate representing the Series I Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series I Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.4 Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series I Dividends accrued to such date are not paid in full on all of the Series I Shares then outstanding, such Series I Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series I Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.5 Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series I Shares up to but excluding March 31, 2004 (the “Initial Dividend Period”), a dividend in an amount per Series I Share equal to the amount obtained (rounded to four decimal places) when $1.30 is divided by four. The Series I Dividend payable for the Initial Dividend Period, payable as of March 31, 2004, as calculated by this method shall be $0.3250 per Series I Share; and

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series I Share equal to the amount obtained (rounded to four decimal places) when $1.30 divided by four and then multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such quarter falls.
3. Redemption
     3.1 Optional Redemption
     The Corporation may not redeem any of the Series I Shares prior to December 31, 2008. On or after this date, subject to the terms of any shares ranking prior to the Series I Shares, to applicable law and to the provisions described in Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series I Shares by the payment of an amount in cash for each such Series I Share so redeemed equal to:
(a)	$25.75 if redeemed before December 31,2009;

(b)	$25.50 if redeemed on or after December 31, 2009, but before December 31, 2010; and

(c)	$25.00 if redeemed on or after December 31, 2010;
in each case, together with all accrued and unpaid Series I Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2 Partial Redemption
     If less than all of the then outstanding Series I Shares are at any time to be redeemed, then the particular Series I Shares to be redeemed shall be selected on a pro rota basis.
     3.3 Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series I Shares to each person who at the date of giving such notice is the Holder of Series I Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series I Shares to be redeemed in the manner provided for in Section 12, Such notice shall set out the number of such Series I Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series I Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the

Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the holders of Series I Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series I Shares called for redemption shall cease to be entitled to Series I Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series I Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Conversion of Series I Shares
     4.1 Conversion at the Option of the Corporation
     The Series I Shares shall not be convertible at the option of the Corporation prior to December 31, 2008. On and after December 31, 2008, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series I Shares into that number of freely tradeable Common Shares (per Series I Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or, if the Common Shares do not trade on the Toronto Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series I Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date, so that the rights of the Holder of such Series I Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series I Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series I Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series I Shares are at any time to be converted at the option of the Corporation, then the particular Series I Shares to be so converted shall be selected on a pro rata basis.
     Series I Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series I Shares that are the subject of a Holder’s Conversion Notice under Section 4,2 below.
     4.2 Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after December 31, 2010, Holders, upon notice as hereinafter described, may convert all or any part of the then outstanding Series I Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series I’ Share) by dividing $25.00, together with all accrued and unpaid Series I Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Series I Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series I Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights, the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series I Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series I Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series I Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series I Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series I Shares as herein provided shall cease and terminate in that event.
     4.3 Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series I Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series I Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series I Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series I Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4.1 or Section 4.2 above, as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.

     If on any conversion under Section 4.1 or 4.2, less than all of the Series I Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series I Shares shall be issued by the Corporation without cost to the Holder.
     The Holder of any Series I Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series I Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4 Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4.4. The proportion of the Subject Shares which arc either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date,
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series I Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series I Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 4.4 shall be made by cheque in accordance with Section 4.5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5 Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5. Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series I Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series I Shares) on any shares of the Corporation ranking as to dividends junior to the Series I Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series I Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series I Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Shares; or

(e)	issue any additional Series I Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series I Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series I Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series I Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6. Purchase for Cancellation
     Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series I Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series I Share, plus an amount equal to all accrued and unpaid Series I Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series I Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8. Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA Preference Shares as a class and meetings of the holders of the Series I Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series I Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of Series I Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series I Share until all such arrears of Series I Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.
9. Modifications
     The provisions attaching to the Series I Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10. Approval of Holders of Series I Shares
     10.1 Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series I Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series I Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series I Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one vote in respect of each Series I Share held.
     10.2 Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one vote in respect of each Series I Share held.
11. Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI. 1 of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series I Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders of the Series I Shares shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such holder or holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a holder of Series I Shares pursuant to paragraph (b) is returned on three consecutive occasions because the holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the holder informs the Corporation in writing of such holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities: and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series I Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.

13. Interpretation
     In the provisions herein contained attaching to the Series I Shares:
(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series I Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series I Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series I Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	“Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series I Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series I Shares. Beneficial owners of Series I Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION	074605-3

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:	Je certifie que les statuts de la société susmentionnée ont été modifies:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de 1’article 13 de la Loi canadienne sur les société’s par actions, conformément à l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☑	b)	en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☐	c)	en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqu’é dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqu’é dans les clauses de réorganisation ci-jointes;

April 26, 2004 / le 26 avril 2004

Director — Directeur	Date of Amendment — Date de modification

Industry Canada	Industrie Canada
		FORM 4	FORMULE 4
Canada Business	Loi canadienne sur	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	les sociétés per actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1. — Name of the Corporation — Dénomination sociale de la société	2 — Corporation No. — No. de la societe

BROOKFIELD PROPERTIES CORPORATION	0746053

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée cl-dessus sont modifiés de la fason sulvante:
The articles of the Corporation are amended to create the tenth series of Class AAA Preference Shares of the Corporation by designating 8,000,000 of such shares as “Class AAA Preference Shares, Series J”, which shares shall have the rights, privileges, restrictions and conditions set out in the attached Schedule A.

Date	Signature	4-Capacity of-En qualité de

April 26, 2004	/s/ Craig J. Laurie	Senior Vice President and Chief Financial Officer

For Departmental Use Only	Printed Name-Nom an letters moulées
Craig J. Laurie

Filed

Deposee

Number and Designation of and
Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series, J
     The tenth series of Class AAA Preference Shares of the Corporation shall consist of 8,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series J (hereinafter referred to as the “Series J Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
     The consideration for the issue of each Series J Share shall be $25.00.
2. Dividends
     For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires;
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series J Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series J Shares up to but excluding June 30, 2004 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.2 Payment of Dividends
     Holders of Series J Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series J Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1.25 per Series J Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.
     2.3 Method of Payment
     Series J Dividends shall (except in case of redemption in which case payment of Series J Dividends shall be made on surrender of the certificate representing the Series J Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series J Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.4 Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series J Dividends accrued to such date are not paid in full on all of the Series J Shares then outstanding, such Series J Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series J Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.5 Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series J Shares up to but excluding June 30, 2004 (the “Initial Dividend Period”), a dividend in an amount per Series J Share equal to the amount obtained (rounded to five decimal places) where $1.25 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series J Shares up to but excluding June 30, 2004 and the denominator of which is 366. The Series J Dividend payable for the Initial Dividend Period, payable as of June 30, 2004, as calculated by this method shall be $0.20833 per Series J Share;

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series J Share equal to the amount obtained (rounded to five decimal places) when $1.25 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

3. Redemption
     3.1 Optional Redemption
     The Corporation may not redeem any of the Series J Shares prior to June 30, 2010. On or after this date, subject to the terms of any shares ranking prior to the Series J Shares, to applicable law and to the provisions described in Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series J Shares by the payment of an amount in cash for each such Series J Share so redeemed equal to:
(a)	$26.00 if redeemed before June 30, 2011;

(b)	$25.75 if redeemed on or after June 30, 2011, but before June 30, 2012;

(c)	$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013;

(d)	$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014; and

(e)	$25.00 if redeemed on or after June 30, 2014;
in each case, together with all accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2 Partial Redemption
     If less than all of the then outstanding Series J Shares are at any time to be redeemed, then the particular Series J Shares to be redeemed shall be selected on a pro rata basis.
     3.3 Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series J Shares to each person who at the date of giving such notice is the Holder of Series J Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series J Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series J Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series J Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series J Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series J Shares called for redemption shall cease to be entitled to Series J Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series J Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Conversion of Series J Shares
     4.1 Conversion at the Option of the Corporation
     The Series J Shares shall not be convertible at the option of the Corporation prior to June 30, 2010. On and after June 30, 2010, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series J Shares into that number of freely tradeable Common Shares (per Series J Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or, if the Common Shares do not trade on the Toronto Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series J Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date so that the rights of the Holder of such Series J Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series J Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series J Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series J Shares are at any time to be converted at the option of the Corporation, then the particular Series J Shares to be so converted shall be selected on a pro rata basis.
     Series J Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series J Shares that are the subject of a Holder’s Conversion Notice under Section 4.2 below.
     4.2 Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after December 31, 2014, Holders, upon notice as hereinafter described, may convert all, or any part of, the then outstanding Series J Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series J Share) by dividing $25.00, together with all accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Series J Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series J Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series J Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series J Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series J Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series J Shares as herein provided shall cease and terminate in that event.
     4.3 Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series J Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series J Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series J Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4.1 or Section 4.2 above, as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.
     If on any conversion under Section 4.1 or 4.2, less than all of the Series J Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series J Shares shall be issued by the Corporation without cost to the Holder.

     The Holder of any Series J Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series J Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4 Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4,4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each Holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series J Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series J Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 4.4 shall be made by cheque in accordance with Section 4,5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5 Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5. Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series J Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series J Shares) on any shares of the Corporation ranking as to dividends junior to the Series J Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series J Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series J Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series J Shares; or
(e)	issue any additional Series J Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series J Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series J Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series J Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6. Purchase for Cancellation
     Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series J Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series J Share, plus an amount equal to all accrued and unpaid Series J Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series J Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8. Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA Preference Shares as a class and meetings of the Holders of the Series J Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series J Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of Series J Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series J Share until all such arrears of Series J Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.

9. Modifications
     The provisions attaching to the Series J Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10. Approval of Holders of Series J Shares
     10.1 Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series J Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series J Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series J Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one (1) vote in respect of each Series J Share held.
     10.2 Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one (1) vote in respect of each Series J Share held.
11. Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI.I of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series J Shares under Section 187.2 of Part IV. I of such Act or any successor or replacement provision of similar effect.

12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Holder until the Holder informs the Corporation in writing of such Holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof;
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series J Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.
13. Interpretation
     In the provisions herein contained attaching to the Series J Shares:

(a)	“accrued and unpaid dividends” means the aggregate of: (i) all unpaid dividends on the Series J Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series J Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series J Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day, A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	“Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series J Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series J Shares. Beneficial owners of Series J Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Dénomination de la société			Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnée ont été modifiés:

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de 1’article 13 de la Loi canadienne sur les sociétés par actions, conformément à 1’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de 1’article 27 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes désignant une série d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☐	c)	en vertu de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de réorganisation ci-jointes;

October 18, 2004 / le 18 octobre 2004

	Director — Directeur	Date of Amendment — Date de modification

Industry Canada	Industrie Canada
		FORM 4	FORMULE 4
Canada Business	Loi canadienne sur les	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	sociétés par actions	(SECTION 27 OR 177)	(ARTICLES 27 OU 177)

1 — Name of the Corporation — Dénomination sociale de la société	2 — Corporation No. — N* da la société

Brookfield Properties Corporation	74605-3

3 — The articles of the above-named corporation are amended as follows:	Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante ; .
The articles of the corporation are amended to create a new series of shares to be designated Class AAA Preference Shares, Series K which shall have the rights, privileges, restrictions and conditions as set forth on the attached Schedule A.

Date	Signature	4 — Capacity of - En qualité de
	/s/ Craig J. Laurie	Senior VP & Chief Financial Officer
October 15,2004		Authorized Signing Officer

For Departmental Use Only	Printed Name — Nom en letters moulees
A l’Usage du minlstere Seulement
Filed ▶ Oct. 18 2004	Craig J. Laurie
Déposée

C 3069 (2001/11)	DSG 11/2001

SCHEDULE A
Number and Designation of
and Rights, Privileges, Restrictions and
Conditions Attaching to the
Class AAA Preference Shares, Series K
     The tenth series of Class AAA Preference Shares of the Corporation shall consist of 8,000,000 Class AAA Preference Shares which shall be designated as Class AAA Preference Shares, Series K (hereinafter referred to as the “Series K Shares”) and which, in addition to the rights, privileges, restrictions and conditions attaching to the Class AAA Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
1. Consideration for Issue
     The consideration for the issue of each Series K Share shall be $25.00.
2. Dividends
     For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:
(a)	“Dividend Payment Date” in respect of the dividends payable on the Series K Shares means the last day of each of March, June, September and December in each year.

(b)	“Dividend Period” means the period from and including the date of initial issue of the Series K Shares up to but excluding December 31, 2004 and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.
     2.2 Payment of Dividends
     Holders of Series K Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends (the “Series K Dividends”) payable quarterly, with respect to each Dividend Period, on the Dividend Payment Date immediately following each such Dividend Period at the rate of $1.30 per Series K Share per annum accruing daily from the date of issue (less any tax required to be deducted and withheld by the Corporation) which shall be calculated on a 365 or 366 day basis, being the actual number of days in the year in which the amount is to be ascertained, by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.
     2.3 Method of Payment

     Series K Dividends shall (except in case of redemption in which case payment of Series K Dividends shall be made on surrender of the certificate representing the Series K Shares to be redeemed) be paid by sending to each Holder (in the manner provided for in Section 12) a cheque for such Series K Dividends (less any tax required to be deducted and withheld by the Corporation) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related dividends as aforesaid and remitted to the proper taxing authority) unless such cheque is not honoured when presented for payment. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
     2.4 Cumulative Payment of Dividends
     If on any Dividend Payment Date, the Series K Dividends accrued to such date are not paid in full on all of the Series K Shares then outstanding, such Series K Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series K Dividends. The Holders shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.
     2.5 Dividend for Other than a Full Dividend Period
     The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:
(a)	in respect of the period beginning on and including the date of initial issue of the Series K Shares up to but excluding December 31, 2004 (the “Initial Dividend Period”), a dividend in an amount per Series K Share equal to the amount obtained (rounded to five decimal places) where $1.30 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series K Shares up to but excluding December 31, 2004 and the denominator of which is 366. The Series K Dividend payable for the Initial Dividend Period, payable as of December 31, 2004, as calculated by this method shall be $0.24863 per Series K Share;

(b)	in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series K Share equal to the amount obtained (rounded to five decimal places) when $1.30 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.
3. Redemption
     3.1 Optional Redemption
     The Corporation may not redeem any of the Series K Shares prior to December 31, 2012. On or after this date, subject to the terms of any shares ranking prior to the Series K Shares, to applicable law and to the provisions described in Section 5 below, the Corporation may, upon giving notice as hereinafter provided, at its option, at any time redeem all, or from time to time any part, of the then outstanding Series K Shares by the payment of an amount in cash for each such Series K Share so redeemed equal to:
(a)	$26.00 if redeemed before December 31, 2013;

(b)	$25.67 if redeemed on or after December 31, 2013, but before December 31, 2014;

(c)	$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015;

(d)	$25.00 if redeemed on or after December 31, 2015;
in each case, together with all accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (the “Redemption Price”) (less any tax required to be deducted and withheld by the Corporation).
     3.2 Partial Redemption
     If less than all of the then outstanding Series K Shares are at any time to be redeemed, then the particular Series K Shares to be redeemed shall be selected on a pro rata basis.
     3.3 Method of Redemption
     The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series K Shares to each person who at the date of giving such notice is the Holder of Series K Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent to each Holder of Series K Shares to be redeemed in the manner provided for in Section 12. Such notice shall set out the number of such Series K Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price (less any tax required to be deducted and withheld by the Corporation) on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series K Shares so called for redemption. Such payment shall be made by cheque in the amount of the Redemption Price (less any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means that the Corporation deems desirable and the delivery of such cheque in such amount shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series K Shares so called for redemption to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation and remitted to the proper taxing authority) unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series K Shares called for redemption shall cease to be entitled to Series K Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor (less any tax required to be deducted and withheld by the Corporation), unless payment of the Redemption Price shall not be duly made by the Corporation. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series K Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.
4. Conversion of Series K Shares
     4.1 Conversion at the Option of the Corporation
     The Series K Shares shall not be convertible at the option of the Corporation prior to December 31, 2012. On and after December 31, 2012, the Corporation may, subject to applicable law and, if required, to other regulatory approvals, and upon notice as hereinafter described, convert all, or from time to time any part, of the then outstanding Series K Shares into that number of freely tradeable Common Shares (per Series K Share) determined by dividing the Redemption Price that would be applicable on the Corporation’s Conversion Date (as hereinafter defined), together with accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the Corporation’s Conversion Date) up to but excluding the Corporation’s Conversion Date, by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or, if the Common Shares do not trade on the Toronto Stock Exchange on the date specified for conversion, on the exchange or trading system with the greatest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the Corporation’s Conversion Date, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Series K Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Corporation’s Conversion Date so that the rights of the Holder of such Series K Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     Upon exercise by the Corporation of its right to convert Series K Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     The Corporation shall give written notice to each Holder whose shares are to be converted, which notice (the “Corporation’s Conversion Notice”) shall specify the number of Series K Shares held by such Holder that will be converted and the date fixed by the Corporation for conversion (the “Corporation’s Conversion Date”), and which notice shall be given not more than 60 days and not less than 30 days prior to such Corporation’s Conversion Date.
     If less than all of the then outstanding Series K Shares are at any time to be converted at the option of the Corporation, then the particular Series K Shares to be so converted shall be selected on a pro rata basis.
     Series K Shares that are the subject of a Corporation’s Conversion Notice shall be converted effective on the Corporation’s Conversion Date.
     The Corporation cannot exercise its conversion rights hereunder in respect of any Series K Shares that are the subject of a Holder’s Conversion Notice under Section 4.2 below.
     4.2 Conversion at the Option of the Holder
     Subject to applicable law and to the option of the Corporation in Section 4.4, on each Dividend Payment Date on or after December 31, 2016, Holders, upon notice as hereinafter described, may convert all, or any part of, the then outstanding Series K Shares registered in the name of the Holder into that number of freely tradeable Common Shares determined (per Series K Share) by dividing $25.00, together with all accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date (as hereinafter defined), by the greater of $2.00 and 95% of the Current Market Price. Fractional Common Shares will not be issued on any conversion of Series K Shares but in lieu thereof the Corporation will make cash payments in the manner set out in Sections 4.3 and 4.5 below. Such conversion shall be deemed to have been made at the close of business on the Holder’s Conversion Date, so that the rights of the Holder of such Series K Shares as the Holder thereof shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time.
     In order to exercise its conversion rights the Holder shall give written notice to the Corporation at the registered office of the Corporation or the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto (the “Holder’s Conversion Notice”), which Holder’s Conversion Notice shall specify the number of Series K Shares (the “Subject Shares”) held by such Holder which shall be converted on the Dividend Payment Date chosen by the Holder for conversion, or if such Dividend Payment Date is not a business day the immediately succeeding business day (the “Holder’s Conversion Date”). The Holder’s Conversion Notice shall be given at least 30 calendar days prior to such Holder’s Conversion Date and shall be irrevocable.
     Upon exercise by the Holder of its right to convert Series K Shares into Common Shares, the Corporation is not required to (but may at its option) issue Common Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.
     If the Corporation gives notice as provided in Section 3 to a Holder of the redemption of Series K Shares prior to that Holder giving a Holder’s Conversion Notice to the Corporation, the right of that Holder to convert such Series K Shares as herein provided shall cease and terminate in that event.
     4.3 Delivery of Certificates Representing Common Shares
     The Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series K Shares being converted by the Corporation or the Holder, give or cause to be given, on the applicable Corporation’s Conversion Date or Holder’s Conversion Date, as the case may be, to each Holder of Series K Shares being converted or as such Holder may have otherwise directed:
(a)	a certificate representing the whole number of Common Shares into which such Series K Shares being converted are to be converted, registered in the name of the Holder, or as such Holder may have otherwise directed; and

(b)	in lieu of the issuance of a fractional Common Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4.1 or Section 4.2 above, as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.
     If on any conversion under Section 4.1 or 4.2, less than all of the Series K Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series K Shares shall be issued by the Corporation without cost to the Holder.
     The Holder of any Series K Share on the record date for any dividend declared payable on such share shall be entitled to such dividend notwithstanding that such share is converted into Common Shares after such record date and on or before the date of the payment of such dividend.
     The issuance of certificates for the Common Shares upon the conversion of Series K Shares shall be made without charge to the Holders for any fee or tax in respect of the issuance of such certificates or the Common Shares represented thereby; provided, however, that the Corporation shall not be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificate therefor or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in the name or names other than that of the Holder or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.
     4.4 Option of the Corporation
     If a Holder gives a Holder’s Conversion Notice to the Corporation, subject to the provisions described in Section 5 below, as applicable, the Corporation may, at its option, on notice to such Holder in the manner described in this Section 4.4, either (i) redeem for cash on the Holder’s Conversion Date all or any part of the Subject Shares, or (ii) cause the Holder to sell on the Holder’s Conversion Date all or any part of the Subject Shares to another purchaser or purchasers (a “Substitute Purchaser”) in the event that a purchaser or purchasers willing to purchase any or all of such Subject Shares is or are found by the Corporation pursuant to this Section 4.4. The proportion of the Subject Shares which are either redeemed, purchased or converted on that Conversion Date shall, to the extent practicable, be the same for each Holder delivering a Conversion Notice.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 20 calendar days prior to the Holder’s Conversion Date, give written notice to all Holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Common Shares pursuant to the Holder’s Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder’s Conversion Date.
     If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the

Corporation, the principal transfer office of the transfer agent for the Series K Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder’s Conversion Date, to the Holder of the Subject Shares or as such Holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series K Dividends (for greater certainty excluding declared dividends with a record date prior to the Holder’s Conversion Date) up to but excluding the Holder’s Conversion Date for each Subject Share being redeemed or purchased (less any tax required to be deducted and withheld by the Corporation), and each such Subject Share shall be deemed to have been redeemed or purchased, but not converted, as the case may be, on the Holder’s Conversion Date. Payment under this Section 4.4 shall be made by cheque in accordance with Section 4.5 hereof.
     If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Common Shares, give or cause to be given to the Holder of such Subject Shares the certificate or certificates representing such Common Shares and, if applicable, a cheque in lieu of a fractional Common Share, all in accordance with the procedures set forth in Section 4.3.
     4.5 Payment by Cheque
     Any amounts that are paid by the Corporation to Holders in respect of the payment of (i) a redemption or purchase amount under Section 4.4, or (ii) a cash amount in lieu of the issuance of a fractional Common Share under Sections 4.1 or 4.2, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada and the delivery or mailing of any such cheque to a Holder shall constitute a full and complete discharge of the Corporation’s obligation to pay the amount represented by such cheque (plus any tax required to be and in fact deducted and withheld by the Corporation from the related redemption or purchase amount or cash in lieu of a fractional common share and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.
5. Restrictions on Dividends and Retirement and Issue of Shares
     So long as any of the Series K Shares are outstanding, the Corporation shall not, without the approval of the Holders:
(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series K Shares) on any shares of the Corporation ranking as to dividends junior to the Series K Shares;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series K Shares;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series K Shares then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series K Shares; or

(e)	issue any additional Series K Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series K Shares;
unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series K Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series K Shares with respect to the payment of dividends have been declared paid or set apart for payment.
6. Purchase for Cancellation
     Subject to applicable law and to the provisions described in Section 5 above, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series K Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the directors of the Corporation such shares are obtainable.
7. Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the Holders shall be entitled to payment of an amount equal to $25.00 per Series K Share, plus an amount equal to all accrued and unpaid Series K Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series K Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.
8. Voting Rights
     The Holders will not be entitled (except as otherwise provided by law and except for meetings of the Holders of Class AAA Preference Shares as a class and meetings of the holders of the Series K Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series K Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of Series K Dividends. In the event of such non-payment, the Holders shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation which takes place more than 60 days after the date on which the failure first occurs (other than a separate meeting of the holders of another series or class of shares) and such Holders shall have the right, at any such meeting, to one (1) vote for each Series K Share until all such arrears of Series K Dividends shall have been paid whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this Section 8.
9. Modifications
     The provisions attaching to the Series K Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Canada Business Corporations Act, any such approval to be given in accordance with Section 10.
10. Approval of Holders of Series K Shares
     10.1 Approval
     Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of a majority of the outstanding Series K Shares are present or represented by proxy. If at any such meeting the Holder(s) of a majority of the outstanding Series K Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series K Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders represented in person or by proxy shall form the necessary quorum. At any meeting of Holders as a series, each Holder shall be entitled to one (1) vote in respect of each Series K Share held.
     10.2 Formalities, etc.
     The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each Holder entitled to vote thereat shall have one (1) vote in respect of each Series K Share held.
11. Tax Election
     The Corporation shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under Subsection 191.2(1) of the said Act, or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay or cause payment of tax under Part VI.I of such Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series K Shares under Section 187.2 of Part IV.I of such Act or any successor or replacement provision of similar effect.
12. Communications with Holders
     Except as specifically provided elsewhere in these share conditions, any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given, sent or made if delivered or if sent by first class unregistered mail, postage prepaid, to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of the Holder whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any of such Holders not so appearing, then to the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.
     If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such Holder until the Holder informs the Corporation in writing of such Holder’s new address.
     If the directors determine that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:
(a)	give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the transfer agent for the Series K Shares at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided.
13. Interpretation
     In the provisions herein contained attaching to the Series K Shares:
(a)	“accrued and unpaid dividends” means the aggregate of: (i)all unpaid dividends on the Series K Shares for any quarterly period; and (ii) the amount calculated as though dividends on each Series K Share had been accruing on a day-to-day basis from and including the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made;

(b)	“in priority to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

(c)	in the event that any date on which any dividend on the Series K Shares is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a business day (as hereinafter defined), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a business day. A “business day” shall be a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario; and

(d)	“Common Shares” means common shares of the Corporation.
14. Book-Entry Only System
     If the Series K Shares are held through the book-entry only system of the Canadian Depository for Securities (“CDS”), then the beneficial owner thereof shall provide instructions only by such beneficial owner providing instructions to the CDS Participant through whom such beneficial owner holds such Series K Shares. Beneficial owners of Series K Shares will not have the right to receive share certificates representing their ownership of the shares.

Industry Canada                               Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les societes par actions

BROOKFIELD PROPERTIES CORPORATION			074605-3

Name of corporation-Denomination de la société			Corporation number-Numero de la societe

I hereby certify that the articles of the above-named corporation were amended:			Je certifie que les statuts de la société susmentionnee ont ete modifies;

a)	under section 13 of the Canada Business Corporations Act in accordance with the attached notice;	☐	a)	en vertu de l’article 13 de la Loi canadienne sur les societes par actions, conformement a l’avis ci-joint;

b)	under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares;	☐	b)	en vertu de 1’article 27 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les clauses modificatrices ci-jointes designant une serie d’actions;

c)	under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment;	☑	c)	en vertu de 1’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indique dans les clauses modificatrices ci-jointes;

d)	under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization;	☐	d)	en vertu de 1’article 191 de la Loi canadienne sur les societes par actions, tel qu’il est indique dans les clauses de reorganisation ci-jointes;

April 27, 2005/ le 27 avril 2005
Richard G. Shaw Director — Directeur	Date of Amendment — Date de modification

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLCTRONIQUE

Canada Business	Loi canadienne	ARTICLES OF AMENDMENT	CLAUSES MODIFICATRICES
Corporations Act	sur les societes par actions	(SECTIONS 27 OR 177)	(ARTICLES 27 OU 177)

Processing Type - Made de traitement; E-Commerce/Commerce-É

1.	Name of Corporation -Denomination de la société	2.	Corporation No. — N° de la société

BROOKFIELD PROPERTIES CORPORATION			074605-3

3.	The articles of the above-named corporation arc amended as follows;
	Les statuts de la societe mentionnee ci-dessus sont modifies de la facon suivante:
     To fix the number of directors at 13.

Date	Name — Nom	Signature	Capacity of — en qualite
2005-04-27	BRETT F. FOX		AUTHORIZED OFFICER